Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2018 RESULTS - THREE-YEAR GUIDANCE OUTLINES GROWING PRODUCTION WITH STABLE TO DECLINING UNIT COSTS; MELIADINE MILL COMMISSIONING UNDERWAY WITH PROJECT AHEAD OF SCHEDULE AND UNDER BUDGET; YEAR-OVER-YEAR INCREASE IN MINERAL RESERVES AND MINERAL RESOURCES; QUARTERLY DIVIDEND INCREASED

Toronto (February 14, 2019) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net loss of $393.7 million, or a loss of $1.68 per share, for the fourth quarter of 2018.  This result includes impairment losses of $389.7 million ($1.66 per share), non-cash foreign currency translation losses on deferred tax liabilities and non-recurring tax adjustments of $14.4 million ($0.06 per share), losses due to change of reclamation estimates relating to closed sites (net of tax) of $12.4 million ($0.05 per share), derivative losses on financial instruments, mark-to-market and other adjustments of $8.3 million ($0.04 per share) and non-cash foreign currency translation losses of $2.7 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $33.8 million or $0.14 per share for the fourth quarter of 2018.  For the fourth quarter of 2017, the Company reported net income of $37.5 million or $0.16 per share.

The impairment losses of $389.7 million ($1.66 per share) include an impairment of goodwill relating to the Canadian Malartic mine of $250.0 million ($1.07 per share), an asset impairment relating to the El Barqueno project of $100.7 million ($0.43 per share) and an impairment of goodwill relating to the La India mine of $39.0 million ($0.16 per share).

Included in the fourth quarter of 2018 net income, and not adjusted above, is non-cash stock option expense of $3.9 million ($0.02 per share).

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

For the full year 2018, the Company reported net loss of $326.7 million, or a loss of $1.40 per share.  This compares with the full year 2017, when net income was $240.8 million, or $1.05 per share.

In the fourth quarter of 2018, cash provided by operating activities was $140.3 million ($150.4 million before changes in non-cash components of working capital), as compared with the fourth quarter of 2017 when cash provided by operating activities was $166.9 million ($209.5 million before changes in non-cash components of working capital).

For the full year 2018, cash provided by operating activities was $605.7 million ($645.5 million before changes in non-cash components of working capital), as compared with the full year 2017 when cash provided by operating activities was $767.6 million ($839.4 million before changes in non-cash components of working capital).

The decrease in cash provided by operating activities during the fourth quarter of 2018 compared to the prior year period was mainly due to lower gold sales volumes, lower realized gold prices, lower by-product revenue and expected higher costs at several operations, principally at LaRonde, Meadowbank and the Company’s Mexican operations.  Lower gold sales were mainly as a result of the expected lower gold production in the period primarily due to reduced throughput levels at Meadowbank as the mine transitions through the last full year of mining at site.

The decrease in cash provided by operating activities for the full year 2018 compared to the prior year period was mainly due to lower gold sales volumes, lower by-product revenue and expected higher costs at several operations, principally at Meadowbank, Kittila and the Company’s Mexican operations, partially offset by slightly higher realized gold prices.  Lower gold sales were largely as a result of the expected lower gold production in the period primarily due to reduced throughput levels at Meadowbank as described above.

“From an operational standpoint, 2018 was another strong year as we exceeded production forecasts at lower than expected unit costs for a seventh consecutive year while growing gold reserves and successfully advancing our Nunavut development projects”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “With the start of new operations at both Meliadine and Amaruq this year, we anticipate record gold production in 2019 with further production growth in 2020 and beyond.  This growing production platform should result in increased cash flow allowing us to advance our project pipeline, reduce debt and increase dividends”, added Mr. Boyd.

Fourth quarter of 2018 and full year 2018 highlights include:

•                  Strong quarterly operational performance; annual gold production and costs better than forecast for seventh consecutive year - Payable gold production2 in

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

the fourth quarter of 2018 was 410,712 ounces at production costs per ounce of $693, total cash costs per ounce3 of $608 and all-in sustaining costs per ounce4 (“AISC”) of $852.  Payable gold production for the full year 2018 was 1,626,669 ounces at production costs per ounce of $713, with total cash costs per ounce of $637, compared to the most recent guidance of 1,600,000 ounces of gold at total cash costs per ounce of $650.  AISC for the full year 2018 were $877, compared to the most recent guidance of $915 per ounce

•                  Increased gold production guidance in 2019 with further gold production growth forecast through 2021 - The gold production forecast for 2019 is now 1.75 million ounces, compared to the most recent guidance of 1.70 million ounces.  The mid-point of gold production guidance for 2020 is unchanged at 2.0 million ounces, and the mid-point of gold production guidance for 2021 is 2.05 million ounces

•                  Unit costs expected to be stable to declining through 2021 as gold production increases - In 2019, total cash costs per ounce are forecast to be between $620 and $670 and AISC are forecast to be between $875 and $925 per ounce as the Nunavut business transitions from the Meadowbank deposit to Amaruq and Meliadine.  With much higher gold production expected in 2020, total cash costs per ounce are forecast to decline to between $600 and $650, while AISC are forecast to decline to between $840 and $890 per ounce.  The Company expects total cash costs per ounce and AISC to decline further in 2021

•                  Meliadine project ahead of schedule and under budget with commissioning of the mill now underway; Amaruq project remains on track for production start-up in the third quarter of 2019 - Commercial production at Meliadine is now expected to be achieved early in the second quarter of 2019 (compared to previous guidance of late in the second quarter of 2019).  Development activities at Amaruq are progressing as planned.  Open pit mining has commenced at the Whale Tail pit and commissioning of the long-haul truck fleet is underway

•                  Year over year increase in gold reserves and average grade - 2018 gold mineral reserves, net of 2018 gold production, increased by 7% to 22.0 million ounces of gold (254 million tonnes grading 2.70 grams per tonne (“g/t”) gold), while the gold reserve grade increased by approximately 8% from the previous year.  A large portion of the increase comes from LaRonde 3, the Kittila shaft expansion, the acquisition of the remaining 50% interest in the Kirkland Lake assets and a new open pit mine plan at Amaruq.  Gold contained in measured and indicated mineral resources and inferred

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

mineral resources increased by 9% and 19%, respectively; however, the grades of these mineral resources decreased as high grade resources were transferred to mineral reserves in 2018

•                  Dividend increased by 14% - A quarterly dividend of $0.125 per share has been declared.  The previous quarterly dividend was $0.11 per share.

•                  Exploration Continues to Focus on Organic Growth Opportunities

•                  Meliadine drilling extends Tiriganiaq mineralized zones - Drilling has encountered mineralization outside the known mineral resource areas.  Highlights include: 29.1 g/t gold over 3.8 metres at 626 metres depth and 40.0 g/t gold over 2.8 metres at 748 metres depth.  These new areas are expected to increase inferred mineral resources in 2019 with additional diamond drilling

•                  Amaruq drilling enhances open pit mineral reserves and underground potential - Drilling has resulted in the addition of 0.5 million ounces of gold reserves at open pit depths.  Exploration also continued to demonstrate the extension of high-grade mineralization below the proposed open pits at both the Whale Tail and V Zone deposits.  At Whale Tail, drilling intersected up to 11.3 g/t gold over 8.1 metres at 278 metres depth, while drilling at V Zone encountered up to 27.4 g/t gold over 6.4 metres at 613 metres depth.  The Company continues to evaluate the potential for an underground operation at Amaruq, which could run partially concurrent with the open pit mine that is currently under development

•                  Initial mineral resources declared at Santa Gertrudis; exploration outlines high-grade mineralization and potential for growth - Drilling in 2018 outlined an initial inferred mineral resource of 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold).  In addition, drilling outlined high-grade mineralization with values of up to 12.1 g/t gold over 5.1 metres at 99 metres depth and 9.7 g/t gold over 15.0 metres at 33 metres depth.  Work in 2019 will focus on expanding the mineral resources, testing the extensions of the high-grade structures and evaluating the economic potential of the project

Fourth Quarter and Full Year 2018 Financial and Production Highlights

In the fourth quarter of 2018, strong operational performance continued at the Company’s mines, which led to payable gold production of 410,712 ounces, compared to 413,212 ounces in the fourth quarter of 2017.  For the full year 2018, payable gold production was 1,626,669 ounces, compared to 1,713,533 ounces in the prior-year period.

The lower level of gold production in the fourth quarter of 2018 and the full year 2018, when compared with the prior-year periods, was expected and primarily due to reduced throughput levels at Meadowbank as the mine transitions through the last full year of mining at site.  A detailed description of the production at each mine is set out below.

Production costs per ounce in the fourth quarter of 2018 were $693, compared to $697 in the prior-year period.  Total cash costs per ounce in the fourth quarter of 2018 were $608, compared to $592 in the prior-year period.

Production costs per ounce for the full year 2018 were $713, compared to $621 in the prior-year period.  Total cash costs per ounce for the full year 2018 were $637, compared to $558 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the fourth quarter of 2018 and the full year 2018, when compared to the prior-year periods, were negatively affected by lower gold production levels at Meadowbank and higher costs at several mines, partially offset by the weakening of local currencies against the U.S. dollar.  In addition, total cash costs per ounce were negatively affected by lower by-product revenues.

AISC in the fourth quarter of 2018 were $852 per ounce, compared to $905 in the prior-year period.  The lower AISC when compared to the prior-year period is primarily due to lower sustaining costs, partially offset by expected lower gold production and higher total cash costs per ounce compared to the fourth quarter of 2017.

AISC for the full year 2018 were $877 per ounce, compared to $804 in the prior-year period.  The higher AISC when compared to the prior-year period is primarily due to expected lower gold production and higher total cash costs per ounce, partially offset by lower sustaining costs.  A detailed description of the cost performance of each mine is set out below.

In the fourth quarter of 2018, a total impairment loss of $389.7 million was incurred in connection with an impairment review performed under International Financial Reporting Standards (“IFRS”).  After more than four years of strong operational performance at Canadian Malartic, an impairment loss relating to goodwill of $250.0 million was realized in the quarter as goodwill is not amortized over the life of mine under IFRS.  The Company continues to see encouraging drill results at the East Malartic and Odyssey projects with drilling ongoing to extend and upgrade the mineral resources in these zones.

Although the El Barqueno project continues to have geological potential, an asset impairment of $100.7 million was realized in the quarter as current development studies indicate that the project does not meet the Company’s investment criteria.  As a result, the carrying value of the property has been reduced while exploration activity continues in 2019.

The La India mine has been in operation since 2014 and as a result an impairment loss relating to goodwill of $39.0 million was realized in the quarter as goodwill is not amortized under IFRS.  Exploration is ongoing to discover and expand other satellite zones similar to El Cochi and El Realito (which each declared initial mineral reserves at December 31, 2018).

Liquidity and Hedges - Existing Cash and Undrawn Credit Facility Provide Financial Flexibility

The Company continues to maintain its investment grade balance sheet and has sufficient financial flexibility to finance currently planned capital requirements at its various mines and development projects from operating cash flow, cash and cash equivalents, short term investments and undrawn credit lines.

Cash and cash equivalents and short-term investments decreased to $307.9 million at December 31, 2018, from the September 30, 2018 balance of $533.4 million, as a result of capital spending primarily at the Company’s Nunavut projects.

The outstanding balance on the Company’s credit facility remained nil at December 31, 2018.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

On December 14, 2018, the Company amended its $1.2 billion credit facility to extend the maturity date from June 22, 2022 to June 22, 2023.

Approximately 40% of the Company’s 2019 Canadian dollar exposure is hedged at an average floor price of approximately 1.29 C$/US$.  Approximately 50% of the Company’s 2019 Mexican peso exposure is hedged at an average floor price of approximately 19.00 MXP/US$.  Approximately 15% of the Company’s 2019 Euro exposure is hedged at an average floor price of approximately 1.17 US$/EUR.  The Company’s full year 2019 cost guidance is based on assumed exchange rates of 1.28 C$/US$, 18.00 MXP/US$ and 1.18 US$/EUR.  The Company anticipates adding to its operating currency hedges, subject to market conditions.

Approximately 40% of the Company’s diesel exposure relating to its Nunavut operations for the July 2019 to July 2020 consumption period is hedged at prices better than the 2019 cost guidance assumption of C$0.85 per litre (excluding transportation costs).  The Company anticipates adding to its diesel hedges, subject to market conditions.

Capital Expenditures

Total capital expenditures (including sustaining capital) for the full year 2018 were $1.07 billion, compared to guidance of $1.08 billion.  The following table sets out capital expenditures (including sustaining capital) in the fourth quarter and the full year 2018.

Capital Expenditures (In thousands of US dollars)
	Three Months Ended	Twelve Months Ended
	December 31, 2018	December 31, 2018
Sustaining Capital
LaRonde mine	$20,278	$67,314
LaRonde Zone 5	917	3,058
Canadian Malartic mine	7,998	50,860
Meadowbank mine	—	14,876
Kittila mine	16,384	54,331
Goldex mine	6,308	21,477
Pinos Altos mine	12,193	35,070
Creston Mascota mine	1,520	4,167
La India mine	1,923	7,345
Total Sustaining Capital	$67,521	$258,498

Development Capital
LaRonde mine	$3,031	$10,174
LaRonde Zone 5	1,691	21,418
Canadian Malartic mine	13,073	31,973
Amaruq satellite deposit	50,480	171,277
Amaruq underground ramp	7,500	16,200
Kittila mine	41,995	119,373
Goldex mine	7,618	31,380
Pinos Altos mine	3,463	5,227
Creston Mascota mine	412	15,333
La India mine	211	1,852
Meliadine project	91,884	388,736
Other	1,032	3,135
Total Development Capital	$222,390	$816,078
Total Capital Expenditures	$289,911	$1,074,576

Quarterly Dividend Increased by 14%

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.125 per common share, payable on March 15, 2019 to shareholders of record as of March 1, 2019.  Agnico Eagle has now declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for 2019

Record Date	Payment Date
March 1*	March 15*
May 31	June 14
August 30	September 16
November 29	December 16

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Fourth Quarter 2018 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Friday, February 15, 2019 at 11:00 AM (E.S.T.) to discuss the Company’s fourth quarter and full year financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 1796279.  The conference call replay will expire on Friday, March 15, 2019.

The webcast along with presentation slides will be archived for 180 days on the Company’s website.

New Three-Year Guidance -  Forecast Shows Production Growth Through 2021

The Company is announcing its detailed production and cost guidance for 2019, and mine by mine production forecasts for 2019 through 2021.  Gold production in 2019 is now forecast to be 1.75 million ounces (the mid-point of the previous guidance was 1.7 million ounces).  Given the expected start up and expansions at several operations, the Company is providing a range of gold production guidance for 2020 and 2021.  Gold production in 2020 is now forecast to be between 1.96 million and 2.04 million ounces (mid-point of 2.0 million ounces), which compares to previous guidance of between 1.95 and 2.05 million ounces (mid-point of 2.0 million ounces).  Gold production guidance in 2021 is forecast to be between 2.01 million and 2.09 million ounces (mid-point of 2.05 million ounces).

The increased gold production guidance for 2019 is primarily due to advancing the expected start-up of commercial production at Meliadine to early in the second quarter of 2019 (previously the end of the second quarter of 2019), and a slight increase in gold production at Meadowbank (due to extended mining activities and the processing of stockpiles).

Total cash costs per ounce in 2019 are expected to be between $620 and $670 using a C$/US$ foreign exchange rate assumption of 1.28.  Despite general industry cost pressures (primarily energy and labour), the Company expects a similar total cash cost per ounce for 2019 as compared to 2018.  At all mine sites, the Company is focused on reducing costs and beating the inflation rate through productivity improvements and innovation initiatives.  In 2020, using a C$/US$ foreign exchange rate assumption of 1.28, total cash costs per ounce are forecast to decline to between $600 and $650, largely due to higher gold production volumes.  The Company expects total cash costs per ounce to decline further in 2021 based on the same foreign exchange rate assumption.

AISC for 2019 are expected to be between $875 and $925 per ounce.  In 2020, using a C$/US$ foreign exchange rate assumption of 1.28, AISC are forecast to decline to between $840 and $890 per ounce, largely due to higher gold production.  The Company expects AISC to decline further in 2021 based on the same foreign exchange rate assumption.

In 2019, the Company expects to have four cornerstone production assets (the LaRonde Complex, Canadian Malartic, Meliadine and the Meadowbank Complex, which includes the Amaruq satellite deposit) each with annual production rates of approximately 250,000 to 400,000 ounces of gold.  In addition, at Kittila, with the ongoing expansion, annual gold production in 2021 and beyond is expected to increase by approximately 25-30% over current levels, to more than 250,000 ounces as new sources of ore are developed underground.

With the construction of the Meliadine and Amaruq projects, 2018 was a peak year for development capital spending.  With both of these projects expected to achieve commercial production in 2019, development capital spending is forecast to decline significantly.  At budget assumptions for the gold price and foreign exchange rates ($1,225 per ounce of gold,

1.28 C$/US$, 1.18 US$/EUR, 18.00 MXP/US$), the Company is forecasting a return to free cash flow generation in the second half of 2019.

Using the budget assumptions described above, total capital expenditures are forecast to be approximately $660 million in 2019.  Annual sustaining capital expenditures (included in the above) for 2019 and beyond are expected to remain stable at approximately $300 to $325 million.  Based on the extensive list of high quality development growth opportunities, which are set out below, and depending on prevailing gold prices and the timing of project approvals, the Company expects that total future growth and sustaining capital expenditures in 2020 and 2021 could be in the range of $500 to $700 million per year.

Near-Term Potential to Increase Life of Mine Production (2021 to 2023)

The Company is evaluating several potential opportunities (none of which has yet been approved for construction, with the exception of the construction of the new Kittila shaft) at a number of existing operations to build further value and enhance the gold production profile in 2021 and beyond.  These opportunities are set out in the table below with certain projects discussed in more detail below.

Minesite/Region	Opportunity
LaRonde Complex

Evaluating phased development of LaRonde 3 (located below a depth of 3.1 kilometres) where recent drilling has resulted in significant mineral resource conversion. In addition, other production opportunities such as Bousquet 11-3 are also being evaluated

LaRonde Zone 5 (“LZ5”)	Potential to mine additional ounces from LZ5 and other nearby satellite zones
Goldex	Potential for increased throughput from Deep Zone 1 and potential for advanced development of Deep Zone 2. Also potential for increased gold production from the South Zone and Akasaba West
Canadian Malartic (50%)	Potential production from Odyssey and East Malartic underground zones
Meadowbank Complex	Potential to develop the higher grade underground deposits at Amaruq
Meliadine	Advancement of Phase 2 pit implementation and testing the depth and lateral extensions of the Wesmeg, Normeg and Tiriganiaq zones
Kittila	Expansion to 2.0 million tonnes per annum (“mtpa”), including optimization of the Rimpi and Sisar zones via the new shaft currently under construction
Pinos Altos/Creston Mascota	Potential development of the Cubiro, and Reyna de Plata satellite zones.
La India	Potential development of the El Realito and El Cochi satellite zones

Drilling is ongoing at LaRonde 3, with a focus on mineral resource to mineral reserves conversion.  At year-end 2018, approximately 800,000 ounces of gold (3.2 million tonnes grading 7.9 g/t gold) were converted to mineral reserves at LaRonde 3.  The Company continues to evaluate a phased approach to development between level 311 (a depth of 3.1 kilometres) and level 340 (a depth of 3.4 kilometres).  The Company is also studying the best design approaches to LaRonde 3 and the current western pyramid with consideration of potential seismic risk and ventilation requirements in the deeper portion of the mine.

Work is underway at Amaruq to evaluate the potential for an underground operation, which could run partially concurrent with the open pit mine that is currently under development.  Preliminary evaluation work suggests the potential to selectively mine higher grade portions of the underground mineral resources (approximately 1.0 million ounces of gold) from 2022 through 2028.

There may also be potential to mine the bottom of the Whale Tail open pit from underground, which would provide quicker access to higher grades and reduce overall stripping costs.  Underground ramp development is ongoing and the permitting process for open pit mining activities at the V Zone and underground commenced on October 15, 2018, with issuance of the permit expected in late 2020.

At present, the Amaruq underground deposit contains indicated mineral resources of 676,000 ounces of gold (4.6 million tonnes grading 4.56 g/t gold) and inferred mineral resources of 1.95 million ounces of gold (11.7 million tonnes grading 5.19 g/t gold).  Drilling is ongoing to expand and upgrade these mineral resources.  A production decision for the Amaruq underground project is expected to be made later this year.

At Canadian Malartic, the Canadian Malartic General Partnership (the “Partnership”) is evaluating the potential for underground mining of the Odyssey and East Malartic deposits from surface to a depth of 600 metres.  These deposits could provide higher grade tonnes that could potentially supplement open pit production at Canadian Malartic.  On a 50% basis, Odyssey contains inferred mineral resources of 809,000 ounces of gold (11.5 million tonnes grading 2.19 g/t gold); and East Malartic has indicated mineral resources of 361,000 ounces gold (5.3 million tonnes grading 2.13 g/t gold) and inferred mineral resources of 1.4 million ounces of gold (22.0 million tonnes grading 1.98 g/t gold).  Drilling is ongoing to extend and upgrade the mineral resources in these zones.  The permit and Certificate of Authorization was received in December 2018, which allows for the development of an underground ramp at Odyssey .

At Goldex, the Company continues to evaluate the potential for the development of the Deep 2 Zone which hosts mineral reserves of 79,000 ounces of gold (1.4 million tonnes grading 1.7 g/t gold), indicated mineral resources of 159,000 ounces of gold (2.0 million tonnes grading 2.47 g/t gold) and inferred mineral resources of 303,000 ounces of gold (8.2 million tonnes grading 1.15 g/t gold).  In addition, mining activities have commenced in the South Zone, which contains mineral reserves of 10,000 ounces of gold (89,000 tonnes grading 3.38 g/t gold), indicated mineral resources of 73,000 ounces of gold (555,000 tonnes grading 4.09 g/t gold) and inferred mineral resources of 243,000 ounces of gold (1.4 million tonnes grading 5.41 g/t gold).  Future exploration is expected to focus on the conversion of portions of the above mineral resources into mineral reserves.

Development of the Akasaba West open pit has been postponed until 2021 based on the prioritization of development capital spending.  Akasaba West contains mineral reserves of 147,000 ounces of gold and 25,800 tonnes of copper (5.4 million tonnes grading 0.84 g/t gold and 0.48% copper) and is expected to contribute approximately 20,000 ounces of gold per year to the Goldex production profile once in production.

An expansion is underway at Kittila to increase throughput rate to 2.0 mtpa from the current rate of 1.6 mtpa.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over a period from 2018 to 2021.

The expansion project is expected to result in a 50,000 to 70,000 ounce annual increase in gold production with reduced operating costs starting in 2021.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

Development Pipeline Expected to Provide Further Production Growth Beyond 2023

Agnico Eagle has a strong pipeline of development projects that could provide further gold production growth beyond 2023.  These opportunities are typically at an earlier stage than those outlined above.  A summary of the longer-term opportunities is presented in the following table with certain projects discussed in further detail below.

Minesite/Region	Opportunity
Goldex	Evaluation of the Deep 3 Zone (below 1,500 metres)
Canadian Malartic (50%)	Evaluation of the potential for production from deeper portions of the Odyssey and East Malartic underground zones
Kittila	Further optimization of underground mine and development of the lower mine with shaft access
Meadowbank Complex	Continued evaluation of the regional potential at Amaruq
Meliadine	Further drill testing of known zones and gold occurrences on the 80-kilometre-long greenstone belt
Barsele	Testing additional mineralized zones and evaluation of production potential
Santa Gertrudis	Evaluation of known mineralized trends with a view to potentially restart operations at this past producing heap leach mine
Kirkland Lake	Potential production scenario at Upper Beaver and potential synergies from development of other properties such as Upper Canada
Hammond Reef	Potential for production in a higher gold price environment

In the Kirkland Lake camp in Ontario, the Company is evaluating potential development strategies.  One scenario under evaluation is to develop the Upper Beaver deposit as a stand-alone operation, which could have potential synergies with the LaRonde operations given its copper content.  Upper Beaver has mineral reserves of 1.4 million ounces of gold and 20,000 tonnes of copper (8.0 million tonnes grading 5.43 g/t gold and 0.25% copper), indicated mineral resources of 403,000 ounces of gold and 5,000 tonnes of copper (3.6 million tonnes grading 3.45 g/t gold and 0.14% copper) and inferred mineral resources of 1.4 million ounces of gold and 17,000 tonnes of copper (8.7 million tonnes grading 5.07 g/t gold and 0.20% copper).

Another scenario under evaluation is to develop both the Upper Beaver and Upper Canada deposits using a central mill facility.  While the Company continues its evaluation, an initial review of this scenario shows the potential for consolidated annual gold production from these deposits of approximately 250,000 ounces of gold.  Upper Canada has open pit and underground inferred mineral resources of 1.8 million ounces of gold (12.1 million tonnes grading 4.50 g/t gold).

Additional drilling is planned in 2019 and the permitting process for both projects is expected to commence in the first quarter of 2019.  Production activities could commence as early as 2024.

At the Hammond Reef project in Ontario, agreements with local First Nations are in place and the Environmental Impact Assessment is nearing completion.  In 2019, the Company will be evaluating optimization opportunities to improve project economics.  Hammond Reef contains measured and indicated mineral resources of 4.5 million ounces of gold (208.0 million tonnes grading 0.67 g/t gold).

At the Santa Gertrudis project in Sonora State Mexico, the Company completed a total of 31,127 metres of drilling in 2018 leading to the estimation of an initial inferred mineral resource of 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold) at December 31, 2018.  This drilling confirmed the historical mineralization and outlined several high-grade feeder zones.

The Company is currently evaluating a potential production scenario that utilizes a heap leach for lower grade mineralization and a small mill facility to process higher-grade ore.  The Company believes that the Santa Gertrudis project has the potential to be a similar size operation to La India.

Three-Year Guidance Plan Outlines a Growing Production Profile with Stable to Declining Unit Costs

Mine by mine production and cost guidance for 2019, and mine by mine production forecasts for 2020 and 2021 are set out below.  Evaluation of opportunities to further optimize and improve production and unit cost forecasts is ongoing.

Estimated Payable Gold Production

			2020			2021
	2018	2019	Forecast			Forecast
	Actual	Forecast*	Range		Mid-Point	Range		Mid-Point
Northern Business
LaRonde	343,686	340,000	340,000	350,000	345,000	338,000	347,000	342,500
LaRonde Zone 5	18,620	40,000	42,500	47,500	45,000	40,000	45,000	42,500
Lapa	34,026	—	—	—	—	—	—	—
Canadian Malartic (50%)	348,600	330,000	345,000	355,000	350,000	345,000	355,000	350,000
Goldex	121,167	115,000	117,500	122,500	120,000	115,000	120,000	117,500
Kittila	188,979	175,000	210,000	220,000	215,000	240,000	250,000	245,000
Meadowbank	248,997	65,000	—	—	—	—	—	—
Amaruq deposit	n/a	165,000	268,000	277,000	272,500	342,000	360,000	351,000
Meliadine project	n/a	230,000	380,000	390,000	385,000	360,000	370,000	365,000
	1,304,075	1,460,000	1,703,000	1,762,000	1,732,500	1,780,000	1,847,000	1,813,500
Southern Business
Pinos Altos	181,057	165,000	147,000	153,000	150,000	145,000	148,000	146,500
Creston Mascota	40,180	35,000	20,000	25,000	22,500	—	—	—
La India	101,357	90,000	90,000	100,000	95,000	85,000	95,000	90,000
	322,594	290,000	257,000	278,000	267,500	230,000	243,000	236,500
Total Gold Production	1,626,669	1,750,000	1,960,000	2,040,000	2,000,000	2,010,000	2,090,000	2,050,000

* The 2019 forecast includes anticipated 40,000 pre-commercial production ounces at Amaruq and 60,000 pre-commercial production ounces at Meliadine

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce):

		2019
	2018	Forecast
	Actual	(mid-point)
Northern Business
LaRonde mine	$445	$467
LaRonde Zone 5 mine	732	811
Lapa mine	872	—
Canadian Malartic mine (50%)	559	576
Goldex mine	646	682
Kittila mine	853	822
Meadowbank mine	814	990
Amaruq deposit	n/a	812
Meliadine project	n/a	612
	$639	$642
Southern Business
Pinos Altos mine	548	604
Creston Mascota mine	841	763
La India mine	685	721
	$628	$660
Total	$637	$645

Currency and commodity assumptions used for 2019 cost estimates and sensitivities are presented in the table below:

2019 commodity and currency price assumptions		Approximate impact on total cash costs per ounce basis
Silver ($/oz)	16.00	$1 / oz change in silver price	$2
Copper ($/lb)	2.75	10% change in copper price	$1
Zinc ($/lb)	1.25	10% change in zinc price	$2
Diesel (C$/ltr)	0.85	10% change in diesel price	$5
C$/US$	1.28	1.0% change in C$/US$	$4
US$/EUR	1.18	1.0% change in US$/EUR	$1
MXP/US$	18.00	10% change in MXP/US$	$3

In 2020, the estimated mid-point production level is currently forecast to be approximately 2.0 million ounces of gold, which is unchanged from the February 2018 forecast.  In 2021, the estimated mid-point production level is currently forecast to be approximately 2.05 million ounces of gold.  The Company is evaluating potential opportunities to further optimize and improve production levels in 2021 and beyond (see discussion below for additional details).

Depreciation Guidance

Agnico Eagle expects its 2019 depreciation and amortization expense to be between $580 and $630 million.

The Meliadine project is expected to achieve commercial production in the second quarter of 2019 and, as a result, the Company’s 2019 depreciation and amortization expense is expected to be higher than previous years.

General & Administrative Cost Guidance

Agnico Eagle expects 2019 general and administration expenses to be between $75 and $85 million, excluding share based compensation.  In 2019, share based compensation expense is expected to be between $30 and $40 million (including non-cash stock option expense of between $15 and $20 million).

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Tax Guidance

For 2019, the Company expects its effective tax rates to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

The Company’s overall tax rate is expected to be between 45% and 50% for the full year 2019.  This is a higher range than previous years as a result of the expectation of a higher percentage of total gold production coming from Canada.

Updated Three Year Guidance Plan

Since the prior three-year gold production guidance of February 14, 2018 (“Previous Guidance”), there have been several operating developments resulting in changes to the overall three-year production profile.  Descriptions of these changes are set out below.

Northern Business

ABITIBI REGION, QUEBEC

LaRonde Forecast	2018	2019	2020	2021
Previous Guidance (oz)	350,000	360,000	360,000	n.a.
Current Guidance (oz)	343,686 (actual)	340,000	345,000	342,500

LaRonde Forecast 2019	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)	Minesite Costs per Tonne (C$)[5]
	2,133	5.22	95%	18.15	77.1%	0.69%	69.4%	0.23%	80.3%	$120

At LaRonde, the lower gold production guidance for 2019 and 2020 (as compared to Previous Guidance) is primarily due to minor changes to the mining sequence related to merging the Eastern and Western pyramids and the planned development of LaRonde 3.

LaRonde Zone 5 Forecast	2018	2019	2020	2021
Previous Guidance (oz)	20,000	32,500	42,500	n.a.
Current Guidance (oz)	18,620(actual)	40,000	45,000	42,500

LaRonde Zone 5 Forecast 2019	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Cost Per Tonne (C$)
	655	2.00	95%	$63

At LaRonde Zone 5, commercial production was achieved in June 2018 and designed mining rates were achieved within the first six months of operation with lower dilution, which has led to slightly improved anticipated production through 2021.

Canadian Malartic Forecast	2018	2019	2020	2021
Previous Guidance (oz)	325,000	325,000	345,000	n.a.
Current Guidance (oz)	348,600 (actual)	330,000	350,000	350,000

Canadian Malartic Forecast 2019	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	10,000	1.16	88.5%	$25

At Canadian Malartic (in which Agnico Eagle has 50% ownership), there is a slight increase in guidance for 2019 and 2020 compared to the Previous Guidance.  Gold production in 2020 and 2021 is expected to increase primarily due to the mining of higher grades in the Barnat pit.

Goldex Forecast	2018	2019	2020	2021
Previous Guidance (oz)	115,000	115,000	130,000	n.a.
Current Guidance (oz)	121,167 (actual)	115,000	120,000	117,500

5 Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

Goldex Forecast 2019	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	2,450	1.57	93%	$41

At Goldex, guidance in 2019 is unchanged from Previous Guidance.  The slightly lower 2020 guidance reflects a change to the timing of the expected start-up of operations at the Akasaba West deposit.  However, the Company believes that there is potential to improve the currently expected production from for the Deep 1 and the South zones in 2020 and 2021.

Agnico Eagle acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit is expected to create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs.

NUNAVUT REGION

Meadowbank Forecast	2018	2019	2020	2021
Previous Guidance (oz)	220,000	60,000	—	n.a.
Current Guidance (oz)	248,997 (actual)	65,000	—	—

Meadowbank Forecast 2019	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	1,203	1.86	90.4%	$70

At Meadowbank, guidance for 2019 has increased over Previous Guidance due to a slight increase in the expected grade of the remaining Meadowbank stockpiles and the availability of extra tonnage from the Portage Pit.  Gold production at Meadowbank is expected to end late in the second quarter of 2019, and gold production is forecast to be higher in the first quarter of 2019.

Amaruq Forecast	2018	2019	2020	2021
Previous Guidance (oz)	n.a.	162,500	265,000	332,500
Current Guidance (oz)	n.a.	165,000	272,500	351,000

Amaruq Forecast 2019*	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	1,130	3.70	93%	$115

* 2019 Amaruq guidance in the above table excludes estimated pre-commercial production tonnes.  Estimated pre-commercial production is expected to be approximately 40,000 ounces of gold.

At Amaruq, commercial production is currently expected to be achieved early in the third quarter of 2019.  For the period of 2019 through 2021, the increase over Previous Guidance is largely due to a more robust mining plan, and the Company continues to investigate additional opportunities to optimize mining activities.

Increased pit sizes and improved modelling as well as delineation drilling in 2018 resulted in the addition of 0.5 million ounces of gold reserves at Amaruq at open pit depths.  These additional mineral reserves have added one year of mine life to the project with improved operating costs.  Additional details on the project (including updated operational parameters) are in the table below.  For details on the capital cost see the discussion on capital expenditures below.

Amaruq Project Details	Previous Guidance February 14, 2018	Updated Life of Mine
Estimated Open-Pit Production*	2.09 million gold ounces	2.49 million gold ounces
Minesite costs per tonne (Life of Mine)	Approximately C$115 to C$120 per tonne milled	Approximately C$110 to C$120 per tonne milled
Average total cash costs on a by-product basis (Life of Mine)	Approximately $800 to $840 per ounce of gold produced	Approximately $800 to $830 per ounce of gold produced
Mine life	Approximately 6 years	Approximately 7 years
Initial capital costs	Approximately $330 million	Approximately $350 million
Sustaining capital costs	Approximately $25 million per year	Approximately $25 million per year

* Production forecast includes estimated pre-commercial production of approximately 40,000 ounces of gold.

Meliadine Forecast	2018	2019	2020	2021
Previous Guidance (oz)	n.a.	170,000	385,000	360,000
Current Guidance (oz)	n.a.	230,000	385,000	365,000

Meliadine Forecast 2019**	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	628	8.88	94.8%	$212

** 2019 Meliadine guidance in the above table excludes estimated pre-commercial production tonnes.  Estimated pre-commercial production is expected to be approximately 60,000 ounces of gold.

Given the progress of construction and development activities in 2018, Meliadine is now expected to begin commercial production early in the second quarter of 2019.  This results in a significant increase to the 2019 gold production forecast compared to Previous Guidance.

Minesite costs at Meliadine are expected to decline as the mine reaches full production capacity.  Minesite costs per tonne over the life of mine were previously estimated at C$185.

FINLAND

Kittila Forecast	2018	2019	2020	2021
Previous Guidance (oz)	190,000	190,000	215,000	n.a.
Current Guidance (oz)	188,979 (actual)	175,000	215,000	245,000

Kittila Forecast 2019	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (EUR)
	1,544	4.10	86%	79

At Kittila, guidance for 2019 is below the Previous Guidance due to a slightly longer scheduled mill shutdown than previously anticipated (now 60 days).  The shutdown will occur in the second quarter of 2019 to allow for autoclave relining.

The new production guidance for 2021 reflects the positive impact of the shaft expansion project that was announced in 2018.

Southern Business

Pinos Altos Forecast	2018	2019	2020	2021
Previous Guidance (oz)	170,000	165,000	145,000	n.a.
Current Guidance (oz)	181,057 (actual)	165,000	150,000	146,500

Pinos Altos Forecast 2019	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Minesite Costs per Tonne
	2,390	2.28	94.2%	59.00	50.3%	$57

At Pinos Altos, guidance for 2019 is unchanged from the Previous Guidance.  The 2019 production guidance includes the first production from the lower grade Sinter satellite deposit.  Initial mineral reserves were declared at December 31, 2018 at Reyna de Plata at open pit depths, effectively extending the mine life at Pinos Altos.  Studies are ongoing to evaluate the potential to develop the Cubiro satellite zone.

Creston Mascota Forecast	2018	2019	2020	2021
Previous Guidance (oz)	35,000	30,000	12,500	n.a.
Current Guidance (oz)	40,180 (actual)	35,000	22,500	—

Creston Mascota Forecast 2019	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	874	2.06	60.5%	49.98	30%	$38

At Creston Mascota, 2019 is expected to be the last year of mining activities.  Mining is expected to continue until early in the fourth quarter of 2019, with leaching activities expected to continue through 2020.  Costs are expected to decline once mining activities have ceased.

La India Forecast	2018	2019	2020	2021
Previous Guidance (oz)	90,000	90,000	100,000	n.a.
Current Guidance (oz)	101,357 (actual)	90,000	95,000	90,000

La India Forecast 2019	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	6,000	0.72	64.8%	2.30	16%	$11

At La India, current guidance is essentially in line with the Previous Guidance.  Studies are ongoing to evaluate the potential to develop other satellite zones such as El Cochi and El Realito (which declared initial mineral reserves at December 31, 2018).

Capital Expenditures Expected to Decline Significantly After Startup of Nunavut Operations in 2019; Sustaining Capital Costs Stable through 2020

Based on the Company’s budget assumptions, the Company expects to fund its capital expenditures in 2019, which are estimated to total approximately $660.0 million, from operating cash flow and expected cash balances.

The estimated capital expenditures for 2019 include approximately $287.7 million of sustaining capital at the Company’s operating mines and $344.2 million on growth projects, as set out in the table below.  Additionally, approximately $28.1 million is estimated to be spent on capitalized exploration, approximately $66.4 million on expensed exploration and approximately $37.0 million on corporate development, project evaluations and technical services.

Estimated 2019 Capital Expenditures

(In thousands of US dollars)

			Capitalized Exploration
	Sustaining	Development		Non-
	Capital	Capital	Sustaining	sustaining

LaRonde mine	$71,300	$12,200	$1,200	—
LaRonde Zone 5 mine	6,600	2,800	—	—
Canadian Malartic mine (50%)	47,000	35,700	2,300	—
Meadowbank/Amaruq Complex*	18,700	110,900	—	4,400
Amaruq Underground project	—	23,000	—	—
Kittila mine	69,700	85,100	9,300	—
Goldex mine	17,100	17,400	—	4,800
Pinos Altos mine	23,800	10,200	200	—
Creston Mascota mine	—	—	—	—
La India mine	9,100	11,700	700	—
Meliadine project*	23,100	33,300	3,000	2,200
Other	1,300	1,900	—	—
Total Capital Expenditures	$287,700	$344,200	$16,700	$11,400

*2019 forecast capital expenditures relating to Amaruq and Meliadine incorporate anticipated pre-production gold ounces of 40,000 and 60,000, respectively.

The construction of the Company’s new Nunavut mines, Amaruq and Meliadine, are expected to be below the combined capital forecast of $1.23 billion.

At Amaruq, total development capital is forecast to be approximately $350 million, which will depend in part on the timing of pre-production credits in advance of commercial production.  Previous guidance was $330 million as reported in the Company’s news release dated February 14, 2018.  The difference in Amaruq capital costs is primarily due to scope changes to the project related to the completion of detailed engineering work following the submission of the Meadowbank technical report dated February 14, 2018.  Capital costs for the Amaruq underground project are not included in the capital costs discussed above.

At Meliadine, total capital expenditures are expected to be below the 2018 forecast of $900 million, primarily due to strong project execution which has resulted in lower contingency costs and owners costs.

2019 Exploration Program and Budget - Main Focus on Amaruq, Canadian Malartic, Kittila, Goldex, Satellite Targets at La India and Santa Gertrudis

A large component of the 2019 exploration program will be focused on the Amaruq satellite deposit at Meadowbank, which is part of the Meadowbank Complex in Nunavut, the Canadian Malartic and Goldex mines in the Abitibi region of northwest Quebec, the Sisar Zone at the Kittila mine in Finland, satellite targets at the La India mine in Mexico and the Santa Gertrudis project in Sonora State, Mexico.  The goal of these exploration programs is to delineate mineral reserves and mineral resources that can supplement the Company’s existing production profile.

At the Amaruq satellite deposit at Meadowbank, the Company expects to spend $8.1 million for 32,800 metres of exploration drilling, in addition to $4.4 million for 20,300 metres of conversion drilling.  The goals of the exploration program are to:

•                  Test for westerly and easterly extensions of the Whale Tail deposit

•                  Extend the known mineral resources of the Whale Tail North structure toward the east to fill the gap with the V Zone

•                  Test for deep extensions of the V Zone

•                  Test new concepts regionally to potentially outline additional sources of open pit ore

At the Canadian Malartic mine, the Company expects to spend $2.3 million for 29,000 metres of exploration and conversion drilling focused on increasing the known mineralization.

At Kittila, the Company expects to spend $9.3 million for 42,400 metres of further deep drilling focused on the Main Zone in the Roura and Rimpi areas and the Sisar Zone.  The goal of this program is to further explore the Kittila mineral reserve and mineral resource potential and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.  Outside of the mining licence areas, the Company expects to spend $1.1 million for 4,000 metres of diamond drilling for exploration along the Suurikuusikko, Kapsa and Hanhimaa Trends.

At the Goldex mine, the Company expects to spend $4.8 million for a combination of 7,000 metres of surface and underground exploration drilling and 46,800 metres of conversion drilling.  At the adjacent Joubi property, the Company expects to spend $0.9 million for 6,000 metres of exploration drilling.

At La India, the Company expects to spend $2.8 million for 10,000 metres of regional drilling that will target mineral resource expansion at the Tarachi and Chipriona satellite targets.  In addition, focused on El Realito and other targets, the Company expects to spend $2.4 million for 10,000 metres of mine-site exploration and $0.7 million for 2,000 metres of conversion drilling to extend the life of mine.

At the Santa Gertrudis project in Sonora, Mexico, the Company expects to spend $8.2 million for approximately 29,000 metres of drilling that will be focused on expanding the mineral resource, testing the extensions of high-grade structures and exploring new targets to be outlined by a target-generation initiative.  The economic potential of Santa Gertrudis will also be evaluated.

2019 Global Exploration Program and Corporate Development Budget

	Expensed Exploration		Capitalized Exploration
	US$ millions	000 metres	US$ millions	000 metres
Nunavut
Amaruq	$8.1	32.8	$4.4	20.3
Meliadine	1.4	5.0	5.2	22.5
Other	1.3	3.0
Nunavut subtotal	10.8	40.8	9.6	42.8
Quebec
LaRonde	0.6	3.6	1.2	11.0
Goldex	0.9	6.0	4.8	53.8
Other	0.8	2.4
Quebec subtotal	2.3	12.0	6.0	64.8
Canadian Malartic projects*
Canadian Malartic mine*	—	—	2.3	29.0
Others	1.8	18.3
Canadian Malartic subtotal	1.8	18.3	2.3	29.0
Ontario
Kirkland Lake projects	4.5	16.5
Hammond Reef	0.8
Ontario subtotal	5.3	16.5
Europe
Kittila incl. Kuotko	1.1	4.0	9.3	42.4
Barsele	3.4	11.0
Europe subtotal	4.5	15.0	9.3	42.4
Mexico
Pinos Altos, Creston Mascota	2.9	11.0	0.2	—
La India	5.2	20.0	0.7	2.0
El Barqueno	2.2	5.0
Santa Gertrudis	8.2	29.0
Other	3.2	7.5
Mexico subtotal	21.7	72.5	0.9	2.0
USA	5.2
G&A, land fees, etc.	14.8
Total Exploration	$66.4	185.3	$28.1	181.0

Total Corporate Development, Project Evaluations and Technical Services	$37.0

Total Exploration and Corporate Development	$103.4

*For the Canadian Malartic Mine operations and projects, in which Agnico Eagle holds a 50% indirect interest, the expenses in this table represent 50% of the total expenses, but the metres represent 100% of the metres of drilling.

Mineral Reserve Gold Ounces Increase by 7% at Higher Grade in 2018 Due to Drill Results, Acquisitions and Updated Mine Plans at Certain Projects

At December 31, 2018, the Company’s proven and probable mineral reserves (net of 2018 gold production) totalled 254 million tonnes of ore grading 2.70 g/t gold, containing approximately 22.0 million ounces of gold.  This is an increase of approximately 1.5 million ounces of gold (7%) compared with the prior year.  The ore extracted from mines in 2018 contained 1.8 million ounces of gold in-situ (30.4 million tonnes grading 1.86 g/t gold).  The Company’s overall mineral reserve gold grade improved 8% to 2.70 g/t from 2.49 g/t, largely due to increases in the mineral reserve at mines and projects with higher-than-average grades including Upper Beaver, Amaruq, LaRonde and Kittila as well as a decrease in mineral reserves at the Canadian Malartic mine (which has lower-than-average gold grade) and the extraction of ore in 2018 grading lower than the Company’s average grade.  Agnico Eagle has one of the highest mineral reserve grades among its North American peers.

Highlights from the December 31, 2018 Mineral Reserve statement include:

•                  Increase of 0.5 million ounces of gold in mineral reserves at Amaruq, part of the Meadowbank complex, to 2.9 million ounces of gold (24.9 million tonnes grading 3.59 g/t gold) at open pit depth

•                  Increase of 0.4 million ounces of gold in mineral reserves at LaRonde (net of 2018 gold production) to 3.1 million ounces of gold (16.4 million tonnes grading 5.85 g/t gold, 18.2 g/t silver, 0.26% copper and 0.9% zinc) due to conversion of LaRonde 3 mineral resources below 3.1 kilometres depth

•                  Increase of 0.3 million ounces of gold in mineral reserves (net of 2018 gold production) at Kittila to 4.4 million ounces of gold (30.5 million tonnes grading 4.50 g/t gold) as a result of the shaft expansion project

•                  Increase of 0.7 million ounces of gold in mineral reserves at the Upper Beaver project in Kirkland Lake, doubling the mineral reserves to 1.4 million ounces of gold (8.0 million tonnes grading 5.43 g/t gold), as a result of acquiring the remaining 50% of the project in March 2018

•                  Initial mineral reserves in the Reyna de Plata Zone of the Pinos Altos mine complex and at El Realito at La India

The Company’s December 31, 2018 gold reserves are set out below, compared with the gold reserves a year earlier:

	Proven & Probable Mineral Reserve (000s gold ounces)			Average Gold Mineral Reserve Grade (g/t)
Gold Mineral Reserves By Mine or Deposit	2018	2017	Change (000s oz gold)	2018	2017	Change (g/t gold)
Northern Business
LaRonde	3,081	2,647	434	5.85	5.39	0.46
LaRonde Zone 5	681	401	280	2.25	2.00	0.25
Canadian Malartic (50%)	2,780	3,189	(409)	1.10	1.10	—
Goldex	962	917	46	1.58	1.57	0.01
Akasaba West	147	145	2	0.84	0.87	(0.03)
Lapa	—	15	(15)	—	3.75	—
Meadowbank mine	98	345	(247)	1.89	2.28	(0.39)
Amaruq	2,882	2,366	516	3.59	3.67	(0.08)
Meadowbank (incl. Amaruq)	2,979	2,710	269	3.49	3.40	0.09
Meliadine	3,753	3,677	75	6.97	7.12	(0.15)
Upper Beaver (100% in 2018)*	1,395	698	698	5.43	5.43	—
Kittila	4,414	4,090	324	4.50	4.74	(0.24)
Subtotal	20,192	18,490	1,703	2.98	2.78	0.20
Southern Business
Pinos Altos	1,184	1,273	(89)	2.15	2.41	(0.26)
Creston Mascota	82	113	(31)	1.77	1.47	0.30
La India	581	679	(98)	0.74	0.69	0.05
Subtotal	1,847	2,064	(218)	1.34	1.30	0.04
Total Mineral Reserves	22,039	20,554	1,485	2.70	2.49	0.21

*At the Upper Beaver project, the Company held 50% interest at year-end 2017, which increased to 100% interest at year-end 2018.  The total gold ounces in mineral reserves at this project reflect the percent of interest held by the Company in each year.

Amounts set out in the table and in this news release have been rounded to the nearest thousand.  See “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2018)” at the end of this news release for more details.  Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.

The economic parameters used to estimate mineral reserves and mineral resources for all properties remained unchanged from a year ago, and are set out in the table below.  In prior years, the economic parameters were determined using historic three-year average metals prices and foreign exchange rates in accordance with the U.S. Securities and Exchange Commission (the “SEC”) guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve estimation, which the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

Assumptions used for the December 31, 2018 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00		Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects					C$	1.20	MXP	16.00	US$	1.15
Short-life operations -Meadowbank mine, Sinter and Creston Mascota (Bravo) satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	C$	1.25	MXP	17.00	Not applicable
Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	C$	1.25	Not applicable		Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.37 g/t and 0.38 g/t gold (depending on the deposit)

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2016 to December 31, 2018) of approximately $1,259 per ounce and $16.63 per ounce, respectively.  The mineral resources at all properties (except Canadian Malartic) are estimated using 75% of the cut-off grades used to estimate the mineral reserves.  At the Canadian Malartic mine, the mineral resources are estimated using 80% of the cut-off grades used to estimate the mineral reserves.

At LaRonde, indicated mineral resources were converted to mineral reserves in LaRonde 3 (below 3.1 kilometres depth) resulting in the addition of approximately 800,000 ounces of gold (3.2 million tonnes grading 7.94 g/t gold).  This was offset by approximately 360,000 ounces of in-situ gold mined at LaRonde, resulting in a net increase of 434,000 ounces of gold in mineral reserves at LaRonde.

At the adjacent LaRonde Zone 5 mine, there was an addition of 255,000 ounces of gold to mineral reserves (2.8 million tonnes grading 2.85 g/t gold) in levels 36 to 48 beneath the current workings; included in this amount are 140,000 ounces of gold in an area beneath the nearby Zone 11-3.  The combination of lowering the cut-off grade and mine dilution added approximately 42,000 ounces of gold, while 20,000 ounces of in-situ gold was mined in 2018, resulting in a net increase of 280,000 ounces of gold in mineral reserves at LaRonde Zone 5.

The Kittila shaft expansion project has resulted in the addition of 515,000 ounces of gold to mineral reserves in the Roura and Suuri zones below 675 metres depth.  Conversion and exploration drilling added another 32,000 ounces of gold, while 223,000 ounces of in-situ gold were mined in 2018, resulting in a net increase of 324,000 ounces of gold in mineral reserves at Kittila.

The acquisition by the Company in March 2018 of the remaining 50% of the Kirkland Lake project led to a doubling of the mineral reserves at the Upper Beaver property, resulting in a net increase of 698,000 ounces of gold (4.0 million tonnes grading 5.43 g/t gold) in mineral reserves at Upper Beaver.

At the Amaruq satellite deposit at Meadowbank, mineral reserves increased by 516,000 ounces of gold due to a combination of factors.  Increasing the Whale Tail and V Zone pit sizes in the mine plan added 240,000 ounces of gold, and improved 3D geological modelling methods added 197,000 ounces of gold, while delineation drilling added another 72,000 ounces of gold.  However, at the nearby Meadowbank mine, 269,000 ounces of in-situ gold was mined in 2018 and there were other adjustments as the Meadowbank mine enters its last partial year of production.  The result is a net increase of 269,000 ounces of gold in mineral reserves at the Meadowbank complex (including Amaruq).

At the Meliadine project, remodelling the underground zones coupled with the results of a conversion drill program resulted in a net increase of 75,000 ounces of gold in mineral reserves.

At the Canadian Malartic mine, the net decrease of 409,000 ounces of gold in mineral reserves (reflecting Agnico Eagle’s 50% interest) is largely due to the mining of 395,000 ounces of in-situ gold in 2018.

There are initial mineral reserves at the Reyna de Plata Zone of 72,000 ounces of gold (2.3 million tonnes grading 0.96 g/t gold and 29.3 g/t silver) at open pit depth, as part of the total Pinos Altos estimate.  The La India mine is reporting its first mineral reserves at the El Realito Zone of 84,000 ounces of gold and 418,000 ounces of silver (3.3 million tonnes grading 0.80 g/t gold and 3.96 g/t silver).

It is the Company’s goal to maintain its global mineral reserves at approximately 10 to 15 times its annual gold production rate.  The current mineral reserves are within this range when compared to the Company’s projected annual 2019 gold production guidance.

In addition to gold, Agnico Eagle’s proven and probable mineral reserves include by-product metals of approximately 44 million ounces of silver at the Pinos Altos, LaRonde, La India and Creston Mascota mines (59.4 million tonnes grading an average of 23.0 g/t silver), plus 140,000 tonnes of zinc and 43,000 tonnes of copper at the LaRonde mine (16.4 million tonnes grading 0.86% zinc and 0.26% copper), 26,000 tonnes of copper at the Akasaba West project (5.4 million tonnes grading 0.48% copper) and 20,000 tonnes of copper at the Upper Beaver project (8.0 million tonnes grading 0.25% copper).

At a gold price of $1,250 per ounce (leaving all other assumptions unchanged), the Company estimates there would be an approximate 4.2% increase in the gold contained in proven and probable mineral reserves.  Conversely, using a gold price of $1,050 (leaving all other assumptions unchanged), the Company estimates there would be an approximate 6.0% decrease in the gold contained in proven and probable mineral reserves.  For the Canadian Malartic mine and Upper Beaver project only, the above sensitivity was calculated using a 10% variation in the assumed mineral reserve gold price of $1,200 per ounce.

Acquisitions and Conversion Drilling Increases Gold in Measured and Indicated Mineral Resources by 9% to 17.4 Million Ounces

Highlights from the December 31, 2018 Measured and Indicated Mineral Resource statement include:

•                  At the Hammond Reef project, the remaining 50% interest was purchased, adding 2.3 million ounces of gold in measured and indicated mineral resources

•                  The same transaction doubled the mineral resources at the Kirkland Lake assets, adding 495,000 ounces of gold in indicated mineral resources

The Company’s measured and indicated mineral resources now total 399 million tonnes grading 1.36 g/t gold, or 17.4 million ounces of gold.  This represents a 9% increase in ounces of gold, but a decrease in grade to 1.36 g/t gold compared with 1.60 g/t gold a year earlier (see the Company’s new release dated February 14, 2018 for details).

The main increases in measured and indicated mineral resources were the result of increasing ownership of Ontario properties in 2018.  The addition of the remaining 50% interest in the Hammond Reef property in March added 2.3 million ounces of gold in measured and indicated mineral resources to 208 million tonnes grading 0.67 g/t gold (4.5 million ounces of gold) at open pit depths.  The same transaction resulted in doubling of the mineral resources at the Kirkland Lake assets, adding 495,000 ounces of gold in indicated mineral resources at Upper Beaver, AK and Anoki-McBean, all at underground depths.  The low gold grade of the acquired mineral resources at Hammond Reef decreased the overall grade of the Company’s updated measured and indicated mineral resources.

Two other properties increased measured and indicated mineral resources.  East Malartic reported initial indicated mineral resources of 5.3 million tonnes grading 2.13 g/t gold (361,000 ounces of gold) at underground depths mainly due to: the conversion of inferred mineral resources as well as the assignment of the Barnat Deep area mineral resources to East Malartic.  At Amaruq, the underground indicated mineral resources, particularly at Whale Tail, expanded but this increase was largely offset by the conversion to mineral reserves in the expanded open pit plans; the net gain was 110,000 ounces of gold in indicated mineral resources at Amaruq.

The conversion of indicated mineral resources in LaRonde 3 to mineral reserves led to a depletion of 839,000 ounces of gold in indicated mineral resources at LaRonde.  Because of the shaft expansion project at Kittila, 515,000 ounces of gold in indicated mineral resources moved to mineral reserves.

Gold in Inferred Mineral Resources Increases 19% to 18.1 Million Ounces

Highlights from the December 31, 2018 Inferred Mineral Resource statement include:

•                  The 100%-owned Santa Gertrudis project declared initial inferred mineral resources of 962,000 ounces of gold

•                  Exploration added inferred mineral resources at Amaruq, leading to a net gain 325,000 ounces of gold

The Company’s inferred mineral resources now total 209 million tonnes grading 2.69 g/t gold, or approximately 18.1 million ounces of gold.  This represents an approximate 19% increase in ounces of gold, but a decrease in grade to 2.69 g/t gold compared with 2.87 g/t gold in the December 2017 inferred mineral resources (see the Company’s news release dated February 14, 2018 for details).

As with measured and indicated mineral resources, the increase to inferred mineral resources was mainly due to increasing ownership of Ontario properties and discovery success, partially offset by conversion to indicated mineral resources.

The addition of the remaining 50% interest in the Kirkland Lake assets added 2.0 million ounces of gold in inferred mineral resources at Upper Beaver, Upper Canada, AK and Anoki-McBean.  Confirmation and exploration drilling at the 100%-owned Santa Gertrudis project in Sonora, Mexico, acquired in late 2017, led to initial inferred mineral resources of 962,000 ounces of gold (27 million tonnes grading 1.09 g/t gold).

Exploration drilling added inferred mineral resources at the Amaruq and Meliadine mine developments.  However, substantial amounts of these gains were offset by conversion to indicated mineral resources.  The net change at Amaruq was a gain of 325,000 ounces of gold in inferred mineral resources to 2.1 million ounces of gold (12.6 million tonnes grading 5.12 g/t gold), almost wholly at underground depths.

The distribution of mineral resources by property is set out in the following table.  For full details including tonnage and grade, see the “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2018)” below.

December 31, 2018 Mineral Resources*

	Measured & Indicated Mineral Resources	Inferred Mineral Resources
	(000 oz gold)	(000 oz gold)
Northern Business
LaRonde	509	874
LaRonde Zone 5	510	498
Ellison	68	254
Canadian Malartic (50%)	439	107
Odyssey (50%)	68	809
East Malartic (50%)	361	1,403
Goldex	1,683	1,338
Akasaba West	46	0
Lapa	0	0
Zulapa	0	39
Meadowbank	131	4
Amaruq	1,132	2,069
Meadowbank Complex (incl. Amaruq)	1,263	2,073
Meliadine	3,179	2,598
Hammond Reef	4,501	12
Upper Beaver (Kirkland Lake)	403	1,416
Amalgamated Kirkland (Kirkland Lake)	265	406
Anoki/McBean (Kirkland Lake)	320	382
Upper Canada (Kirkland Lake)	0	1,752
Kittila	1,599	1,019
Kuotko	0	29
Kylmäkangas	0	250
Barsele (55%)	176	1,005
Subtotal Northern Business	15,393	16,265

Southern Business
Pinos Altos	1,091	302
Creston Mascota	28	13
La India	267	30
Tarachi	294	68
Chipriona	0	160
El Barqueno Gold	318	322
Santa Gertrudis	0	962
Subtotal Southern Business	1,998	1,857
Total Mineral Resources	17,390	18,122

*Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle’s interest is less than 100%, the stated mineral resources reflect the Company’s interest.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde, Goldex and LaRonde Zone 5 mines and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine - Conversion Drilling Results in Significant Mineral Reserve Additions at LaRonde 3

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	515	585
Tonnes of ore milled per day	5,598	6,359
Gold grade (g/t)	5.14	5.14
Gold production (ounces)	81,022	92,523
Production costs per tonne (C$)	$136	$117
Minesite costs per tonne (C$)	$117	$110
Production costs per ounce of gold produced ($ per ounce):	$666	$592
Total cash costs per ounce of gold produced ($ per ounce):	$441	$386

Production costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period due to slightly higher labour costs (due to an increase in the ratio of the Company’s employees compared to contractors), higher underground costs, lower tonnage and the timing of unsold concentrate inventory.  Production costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period due to slightly higher labour costs as described above, higher underground costs and lower tonnage.  Total cash costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period due to the reasons described above, lower gold production and lower by-product metal revenues.

Gold production in the fourth quarter of 2018 decreased when compared to the prior-year period due to lower tonnage resulting from the mining sequence.

LaRonde Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	2,108	2,246
Tonnes of ore milled per day	5,775	6,153
Gold grade (g/t)	5.32	5.05
Gold production (ounces)	343,686	348,870
Production costs per tonne (C$)	$139	$108
Minesite costs per tonne (C$)	$119	$108
Production costs per ounce of gold produced ($ per ounce):	$664	$532
Total cash costs per ounce of gold produced ($ per ounce):	$445	$406

Production costs per tonne for the full year 2018 increased when compared to the prior-year period due to slightly higher labour costs, higher underground costs, lower tonnage and the timing of unsold concentrate inventory.  Production costs per ounce for the full year 2018 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne for the full year 2018 increased when compared to the prior-year period due to slightly higher labour costs, higher underground costs and lower tonnage.  Total cash costs per ounce for the full year 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production for the full year 2018 decreased when compared to the prior-year period due to lower tonnage, partially offset by higher grades resulting from the mining sequence.

Approximately 800,000 ounces of gold at LaRonde 3, between level 311 (a depth of 3.1 kilometres) and level 340 (a depth of 3.4 kilometres), was converted from mineral resources to mineral reserves as a result of conversion.  Development plans are underway to deepen the ramp while engineering and construction work for ventilation and cooling of the deeper portion of the mine are ongoing.

As the Company mines deeper at LaRonde, the risks of more frequent and larger seismic events increases.  As a result, the Company is studying various design approaches to LaRonde 3.  In addition, the Company continues to adjust the mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine.

Following the successful deployment of the LTE network at LaRonde Zone 5, an LTE network was deployed at the LaRonde mine below level 269 in the fourth quarter of 2018.  Extension of the network in the ramp area from level 269 to surface and at LaRonde 3 will take place throughout 2019.  The LTE network will facilitate the integration of automation technologies currently being tested at LZ5 which are expected to allow the Company to maintain similar historical productivity levels at LaRonde 3.

After performing a geological and engineering review of Zone 11-3, which is at depth in the past producing Bousquet 2 mine, the Company has added approximately 140,000 ounces of gold into mineral reserves included with the LZ5 property at December 31, 2018.  The zone, comprised of 1.2 million tonnes grading 3.77 g/t gold, will provide production flexibility to the LaRonde Complex.

An exploration program is also underway at Zone 6 where drilling has encountered encouraging massive sulphide mineralization.  Zone 6 is located approximately 200 metres north of, and parallel to LaRonde 3.

LaRonde Zone 5 - Operations Reached Full Production Rates Within the First Year of Operation; Reviewing Opportunities to Further Enhance Productivity

The Company acquired the LaRonde Zone 5 project in 2003.  The property lies adjacent to and west of the LaRonde Complex and previous operators exploited the deposit by open pit.  In February 2017, LZ5 was approved by Agnico Eagle’s Board of Directors for development.  Commercial production was achieved on June 1, 2018.

In the fourth quarter of 2018, mining continued at LZ5 with ore primarily processed from October to November and ore stockpiled at surface in December as the mill processed ore from Lapa.

LaRonde Zone 5 Mine - Operating Statistics

Three Months Ended
December 31, 2018
Tonnes of ore milled (thousands of tonnes)	115
Tonnes of ore milled per day	2,091
Gold grade (g/t)	2.90
Gold production (ounces)	10,196
Production costs per tonne (C$)	$73
Minesite costs per tonne (C$)	$75
Production costs per ounce of gold produced ($ per ounce):	$620
Total cash costs per ounce of gold produced ($ per ounce):	$641

* Milling operations occurred for 55 days in the period

Production costs per tonne in the fourth quarter of 2018 were C$73.  Production costs per ounce in the fourth quarter of 2018 were $620.  Minesite costs per tonne in the fourth quarter of 2018 were C$75.  Total cash costs per ounce in the fourth quarter of 2018 were $641.  Gold production in the fourth quarter of 2018 was 10,196 ounces of gold.

LaRonde Zone 5 Mine - Operating Statistics

Year Ended
December 31, 2018
Tonnes of ore milled (thousands of tonnes)	225
Tonnes of ore milled per day	1,940
Gold grade (g/t)	2.76
Gold production (ounces)	18,620
Production costs per tonne (C$)	$76
Minesite costs per tonne (C$)	$80
Production costs per ounce of gold produced ($ per ounce):	$698
Total cash costs per ounce of gold produced ($ per ounce):	$732

** Milling operations occurred for 116 days in the period

Production costs per tonne for the full year 2018 were C$76.  Production costs per ounce for the full year 2018 were $698.  Minesite costs per tonne for the full year 2018 were C$80.  Total cash costs per ounce for the full year 2018 were $732.  Gold production for the full year 2018 was 18,620 ounces of gold.

In its first year of operation, the mine achieved its designed production rate of 1,975 tonnes per day with lower than expected dilution and slightly higher than expected mill recoveries.  The Company is currently evaluating opportunities to further enhance productivity.  Under the current LZ5 mine plan, a total of approximately 350,000 ounces of gold are expected to be mined through 2026.  The Company is evaluating scenarios to integrate the additional mineral reserves in the down plunge of the LZ5 deposit into the mine plan along with the potential to process additional tonnage through the LaRonde Complex.

The Company is also evaluating the potential to extend operations at depth and along strike onto the Ellison property, which adjoins LZ5 to the west.  Ellison hosts an indicated mineral resource of 68,000 ounces of gold (665,000 tonnes grading 3.19 g/t gold) as of December 31, 2018.

Integration and pilot testing of automated mining equipment (two trucks and one scoop tram) began in the fourth quarter of 2018 at LZ5 and will continue in 2019.

Canadian Malartic Mine - Record Annual Production Driven By Record Mill Throughput and Higher Grades

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation and created the Partnership.  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes) (100%)	5,084	5,229
Tonnes of ore milled per day (100%)	55,261	56,842
Gold grade (g/t)	1.18	1.09
Gold production (ounces)	84,732	80,743
Production costs per tonne (C$)	$26	$28
Minesite costs per tonne (C$)	$25	$25
Production costs per ounce of gold produced ($ per ounce):	$604	$722
Total cash costs per ounce of gold produced ($ per ounce):	$562	$628

Production costs per tonne in the fourth quarter of 2018 decreased when compared to the prior-year period due to the timing of inventory, partially offset by higher costs for contractors, fuel and tires and lower throughput levels.  Production costs per ounce in the fourth quarter of 2018 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the fourth quarter of 2018 were the same when compared to the prior-year period.  Total cash costs per ounce in the fourth quarter of 2018 decreased when compared to the prior-year period due to higher gold production, partially offset by higher contractor and fuel costs.

Gold production in the fourth quarter of 2018 increased when compared to the prior-year period due to higher grades.

Canadian Malartic Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes) (100%)	20,484	20,358
Tonnes of ore milled per day (100%)	56,121	55,774
Gold grade (g/t)	1.20	1.09
Gold production (ounces)	348,600	316,731
Production costs per tonne (C$)	$25	$24
Minesite costs per tonne (C$)	$25	$24
Production costs per ounce of gold produced ($ per ounce):	$573	$595
Total cash costs per ounce of gold produced ($ per ounce):	$559	$576

Production costs per tonne for the full year 2018 were essentially the same when compared to the prior-year period.  Production costs per ounce for the full year 2018 decreased when compared to the prior-year period due to higher gold production, partially offset by higher contractor and fuel costs.

Minesite costs per tonne for the full year 2018 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2018 decreased when compared to the prior-year period due to higher gold production, partially offset by higher contractor and fuel costs.

Gold production for the full year 2018 increased when compared to the prior-year period due to record annual mill throughput levels and higher grades.

Work on the Barnat extension project is proceeding on budget and on schedule.  Work is primarily focused on the Highway 117 road deviation, overburden stripping and tailings expansion.  The highway deviation is expected to be completed in late 2019.  Production activities at Barnat are scheduled to begin in late 2019, following completion of the highway deviation.

Exploration programs are ongoing to evaluate several deposits to the east of the Canadian Malartic open pit, including the Odyssey, East Malartic, Sladen and Sheehan zones.  These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.  In the fourth quarter of 2018, 14 drill holes (5,460 metres) were completed at the Odyssey Zone and an additional 13 drill holes (17,416 metres) were completed at the East Malartic area.  Additional exploration will be carried out in 2019 to assess the potential of these zones.

The permit allowing for the development of an underground ramp at the Odyssey project was received in December 2018.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component.  As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Lapa Mine - Operations Completed in December of 2018; Site Reclamation Now Underway

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

Lapa Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	69	—
Tonnes of ore milled per day	1,865	—
Gold grade (g/t)	4.31	—
Gold production (ounces)	7,307	—
Production costs per tonne (C$)	$198	$—
Minesite costs per tonne (C$)	$99	$—
Production costs per ounce of gold produced ($ per ounce):	$1,443	$—
Total cash costs per ounce of gold produced ($ per ounce):	$713	$—

* Milling operations occurred for 37 days in the period

In the fourth quarter of 2018, the Lapa mill processed ore for 37 days as the mining operations were finally completed, therefore, the operating statistics in the above table are not meaningfully comparable to the prior-year period.

Lapa Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	311	398
Tonnes of ore milled per day	1,808	1,458
Gold grade (g/t)	4.24	4.24
Gold production (ounces)	34,026	48,410
Production costs per tonne (C$)	$115	$128
Minesite costs per tonne (C$)	$123	$120
Production costs per ounce of gold produced ($ per ounce):	$819	$801
Total cash costs per ounce of gold produced ($ per ounce):	$872	$755

** Milling operations occurred for 172 days in the period

For the full year 2018, the Lapa mill processed ore for 172 days as the mining operations were finally completed, therefore, the operating statistics in the above table are not meaningfully comparable to the prior-year period.

Mining and processing operations at Lapa ended in December 2018 and, as a result, the Lapa mill circuit at LaRonde is now fully available to process LZ5 ore.  Closure activities for the underground infrastructure are currently underway with surface work expected to begin in the second quarter of 2019.

Goldex Mine - Annual Records Set for Gold Production and Tonnage Hoisted and Milled

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	711	593
Tonnes of ore milled per day	7,728	6,446
Gold grade (g/t)	1.49	1.50
Gold production (ounces)	31,508	27,033
Production costs per tonne (C$)	$37	$47
Minesite costs per tonne (C$)	$36	$43
Production costs per ounce of gold produced ($ per ounce):	$625	$806
Total cash costs per ounce of gold produced ($ per ounce):	$624	$719

Production costs per tonne in the fourth quarter of 2018 decreased when compared to the prior-year period due to lower trucking costs and increased Rail-Veyor productivity, the timing of inventory and higher throughput levels, partially offset by higher contractor and consumable costs.  Production costs per ounce in the fourth quarter of 2018 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the fourth quarter of 2018 decreased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2018 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the fourth quarter of 2018 increased when compared to the prior-year period due to higher throughput levels as a result of higher utilization of the Rail-Veyor system as the Deep 1 Zone continues to ramp up.

Goldex Mine - Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	2,625	2,396
Tonnes of ore milled per day	7,192	6,564
Gold grade (g/t)	1.54	1.53
Gold production (ounces)	121,167	110,906
Production costs per tonne (C$)	$39	$38
Minesite costs per tonne (C$)	$39	$37
Production costs per ounce of gold produced ($ per ounce):	$648	$640
Total cash costs per ounce of gold produced ($ per ounce):	$646	$610

Production costs per tonne for the full year 2018 were essentially the same when compared to the prior-year period.  Production costs per ounce for the full year 2018 increased when compared to the prior-year period due to higher costs relating to contractors, maintenance and consumables, partially offset by higher gold production.

Minesite costs per tonne for the full year 2018 increased when compared to the prior-year period due to higher costs relating to contractors, maintenance and consumables, partially offset by higher throughput levels .  Total cash costs per ounce for the full year 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production for the full year 2018 increased when compared to the prior-year period (after deducting pre-commercial ounces for the full year 2017) due to higher throughput levels.  As stope development in the higher grade Deep 1 Zone continues to mature through 2019, utilization of the Rail-Veyor system is expected to continue to increase and lead to a reduction in unit costs.

In 2018, the exploration ramp for the Deep 2 Zone was extended to below the 125 level.  Work on the exploration ramp for the Deep 2 Zone has now been put on hold to focus on further stope development at the Deep 1 Zone, and additional development in the South Zone, which is accessible from the Deep 1 Zone infrastructure.

The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  The Company is evaluating the potential for the South Zone to provide incremental ore feed to the Goldex mill.  Additional development continued at level 106 as a result of better than expected grades, which allows for the potential to increase mining throughput from the South Zone.  A longitudinal test stope was mined in December.

Akasaba West

The Company acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs.

The Company continues to review the timeline for the integration of the Akasaba West project into the Goldex production profile.  Over a five-year mine life, total production is expected to be approximately 115,000 ounces of gold and 21,000 tonnes of copper at total cash costs per ounce of $550 to $600.

Kirkland Lake Project - 2018 Drilling Focused on the Upper Beaver and Upper Canada Deposits

The Kirkland Lake project in northeastern Ontario covers approximately 27,073 hectares, a large property measuring approximately 35 kilometres long by 17 kilometres wide, mostly on private lands held as either mining leases or patented claims.  The properties have been owned 100% by Agnico Eagle since March 28, 2018, when the Company completed the acquisition of Yamana’s indirect 50% interest in the Ontario exploration assets of Canadian Malartic Corporation that it did not previously own.  Mineral reserves and mineral resources have been outlined on the Upper Beaver property and mineral resources are estimated on several other deposits at the Kirkland Lake project, including Upper Canada, Anoki and McBean, and Amalgamated Kirkland.

The land package that makes up the Kirkland Lake project was formerly owned by a succession of junior exploration companies.  The Kirkland Lake - Larder Lake district has produced almost 46 million ounces of gold from 61 mines between 1911 and 2017 and currently hosts two operating mines.

A $5.6-million exploration program on the Kirkland Lake project was carried out from July to December 2018.  In the fourth quarter of 2018, 15 holes (7,751 metres) were completed.  The total drilling in 2018 on this project was 37 holes (19,505 metres), of which 7,285 metres were to extend the Upper Beaver deposit at depth as well as explore for new, near-surface mineralization, and 12,220 metres tested satellite targets around the Upper Canada deposit.

In addition, the Company is completing a technical review of the exploration data for the Upper Beaver and Upper Canada deposits, and updating the geological models.  Environmental baseline studies continue at Upper Beaver.  The Company is investigating various opportunities and potential synergies in terms of engineering concepts for future development of the Upper Beaver and Upper Canada deposits.

Selected recent intercepts from the Kirkland Lake project are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  The drill hole collars are located on the Upper Beaver / Upper Canada local geology map.  All intercepts reported for the Kirkland Lake project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Upper Beaver (UB) deposit and Upper Canada (UC) deposits at the Kirkland Lake project

Drill hole	Deposit	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUC18-506	UC, Northland	100.0	129.5	89	20.7	1.1	1.1
KLUC18-510	UC, Northland	75.5	140.5	72	44.0	2.8	1.3
KLUC18-512	UC, K Zone	216.0	220.5	152	4.1	3.9	3.9
KLUC18-517	UC, H Zone	409.2	413.0	295	2.8	31.1	12.7
KLUC18-518	UC, Northland	2.3	260.5	91	181.6	0.6	0.6
including	UC, Northland	6.0	14.0	6	5.6	2.5	2.5
and including	UC, Northland	119.3	132.5	87	9.3	2.2	2.2
KLUC18-519	UC, Northland	2.3	154.1	57	97.2	0.9	0.5
including	UC, Northland	96.6	106.6	74	6.4	9.0	3.4
KLUB18-327W4	UB, Deep East Porphyry	1,779.5	1,783.5	1,598	3.1	15.4	15.4	0.1
and	UB, Deep East Porphyry	1,812.0	1,828.5	1,630	12.8	4.6	4.6	0.2
including	UB, Deep East Porphyry	1,812.0	1,821.0	1,628	7.0	7.2	7.2	0.3
KLUB18-327W5	UB, Deep East Porphyry	1,875.0	1,881.0	1,732	4.2	4.7	4.7	0.4
including	UB, Deep East Porphyry	1,875.0	1,879.0	1,729	2.8	6.0	6.0	0.4
KLUB18-328W4	UB, Deep East Porphyry	1,703.6	1,717.5	1,547	9.9	2.5	2.5	0.2
KLUB18-328W5	UB, Deep East Porphyry	1,641.0	1,648.5	1,472	5.7	3.5	3.5	0.0
and	UB, Deep East Porphyry	1,737.0	1,747.0	1,551	7.5	4.2	4.2	2.1
including	UB, Deep East Porphyry	1,737.0	1,742.0	1,549	3.8	6.5	6.5	1.9

*Estimated true width values are preliminary

**Holes at the Upper Canada deposit’s Northland Zone use a capping factor of 10 g/t gold, and at H Zone use a capping factor of 80 g/t gold; there is no reported assay above the capping factor at K Zone.  Holes at the Upper Beaver deposit use a capping factor of 75 g/t gold.

[Upper Beaver / Upper Canada Local Geology Map]

The Kirkland Lake project lies within the southern Abitibi Greenstone Belt, approximately 110 kilometres west of the LaRonde mine in northwestern Quebec.  The area is underlain by an east-west-trending linear Timiskaming assemblage comprised of volcanic and sedimentary rocks as well as synvolcanic intrusion emplacements consisting typically of diorite, syenite, quartz-feldspar porphyries and monzonite.

Agnico Eagle is focusing on the Upper Beaver and Upper Canada deposits, which are in close proximity to each other.

The Upper Beaver deposit is atypical of the district.  Gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining in strongly sodic-altered rock.  The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65° to the northeast.  The mineralization has been defined along a 400-metre strike length from surface to a depth of 1,700 metres.

The 2018 exploration program at Upper Beaver included 6,000 metres of drilling to test for extensions of the deep inferred mineral resource between 1,300 and 1,785 metres depth.  The most significant results from the deposit were from four deep wedged holes on the Deep East Porphyry Zone of the Upper Beaver deposit.  The results confirm the interpretation of multiple mineralized gold-copper zones at depth over a distance of 230 metres down-plunge.  Wedge-hole KLUB18-328W5 also identified a new footwall zone outside the actual interpreted mineralized solids, intersecting 4.2 g/t gold and 2.1% copper over 7.5 metres at 1,551 metres depth, including 6.5 g/t gold and 1.9% copper over 3.8 metres.

Other highlights from the deep drilling include hole KLUB18-327W4 that intersected 15.4 g/t gold and 0.1% copper over 3.1 metres at 1,598 metres depth, and 7.2 g/t gold and 0.3% copper over 7.0 metres at 1,628 metres depth.  Another wedge from the same hole, KLUB18-327W5, intersected 4.7 g/t gold and 0.4% copper over 4.2 metres at 1,732 metres depth.  Current drilling is targeting the down-plunge extension of the Deep East Porphyry Zone, with an approximate step-out of 250 metres.

The Upper Canada deposit lies approximately 6 kilometres southwest of the Upper Beaver deposit, and 1.6 kilometres north of the main Larder Cadillac Deformation Zone, within a 300- to 400-metre-wide strongly altered deformation corridor.  Host rocks are primarily volcanic (trachyte) tuffs and sediments that have been intruded by syenite bodies.  Gold mineralization is associated with intensely altered shear zones with fine pyrite and ancillary sulphide mineralization.  En-echelon higher-grade lenses are present within a broader envelope of lower grade mineralization.

One of the lenses is the Northland Zone, where recent drilling returned wide, low- to medium-grade intercepts in an area located 500 metres north of the main mineralized corridor at Upper Canada.  The results open new possibilities for near-surface mineralization away from the historical mine workings.  The understanding of the geometry of this zone is preliminary at this time.  Recent highlights include hole KLUC18-510 that intersected 1.3 g/t gold over 44.0 metres at 72 metres depth  and hole KLUC18-519 that intersected 3.4 g/t gold over 6.4 metres at 74 metres depth.

At Upper Canada’s H Zone, hole KLUC18-517 intersected 12.7 g/t gold over 2.8 metres at 295 metres depth, approximately 125 metres east of historic underground infrastructure, in an area without known mineralization.  Follow-up drilling will be required to determine if this intersection points to a new mineralized zone along the H Zone.

Hole KLUC18-512 intersected 3.9 g/t gold over 4.1 metres at 152 metres depth in one of the K Zones, approximately 1,200 metres west of the main L Zone of the Upper Canada deposit.  This shallow intersection is in an area where there has been no historic mining.

The drill results presented in this news release for the Kirkland Lake project are not included in the current mineral reserve and mineral resource estimate; these results and the outcome of ongoing drilling are expected to have a positive impact on the next estimate a year from now.

In 2019, the Company expects to spend $5.8 million to follow up on the positive recent exploration results and data compilation at the Kirkland Lake project.  This will include a 16,500-metre exploration drill program targeting the Upper Beaver deposit area as well as mineralized zone extensions at Upper Canada, including the newly-expanded Northland Zone.  The drilling and additional studies in 2019 are expected to result in a new mineral resource estimate at year end 2019.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meadowbank mine, two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong gold production and cash flows over several decades.

Meadowbank Mine - Produced Three Millionth Ounce of Gold

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.  The mine produced its three millionth ounce of gold in the fourth quarter of 2018.

Meadowbank Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	700	992
Tonnes of ore milled per day	7,609	10,783
Gold grade (g/t)	2.80	2.94
Gold production (ounces)	59,664	85,046
Production costs per tonne (C$)	$82	$72
Minesite costs per tonne (C$)	$83	$76
Production costs per ounce of gold produced ($ per ounce):	$743	$653
Total cash costs per ounce of gold produced ($ per ounce):	$734	$653

Production costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period primarily due to higher re-handling costs, the timing of inventory and lower throughput levels.  Production costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period as expected due to the reasons described above and lower gold production.

Minesite costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period primarily due to higher re-handling costs and lower throughput levels.  Total cash costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period as expected due to the reasons described above and lower gold production.

During the fourth quarter of 2018, mining activities were carried out at both the Vault and Portage deposits and in addition, ore was sourced from the marginal stockpile.  Gold production in the fourth quarter of 2018 decreased when compared to the prior-year period as expected due to anticipated lower grades from processing the marginal ore stockpile.

Meadowbank Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	3,262	3,853
Tonnes of ore milled per day	8,937	10,556
Gold grade (g/t)	2.56	3.12
Gold production (ounces)	248,997	352,526
Production costs per tonne (C$)	$83	$76
Minesite costs per tonne (C$)	$82	$76
Production costs per ounce of gold produced ($ per ounce):	$848	$636
Total cash costs per ounce of gold produced ($ per ounce):	$814	$614

Production costs per tonne for the full year 2018 increased when compared to the prior-year period primarily due to higher re-handling costs, the timing of inventory and lower throughput levels.  Production costs per ounce for the full year 2018 increased when compared to the prior-year period as expected due to the reasons described above and lower gold production.

Minesite costs per tonne for the full year 2018 increased when compared to the prior-year period primarily due to higher re-handling costs, the timing of inventory and lower throughput levels.  Total cash costs per ounce for the full year 2018 increased when compared to the prior-year period as expected due to the reasons described above and lower gold production.

Gold production for the full year 2018 decreased when compared to the prior-year period as expected due to anticipated lower grades and processing ore that was harder than previously anticipated from the Vault pit, which resulted in lower throughput levels.

Amaruq Project - Open Pit Mineral Reserves Increased; On Schedule for Production Startup Early in the Third Quarter of 2019; Underground Potential Continues to Grow

Agnico Eagle has a 100% interest in the Amaruq project, approximately 50 kilometres northwest of the Meadowbank mine.  Amaruq is situated on a 94,548-hectare property, almost adjacent to the 51,943-hectare Meadowbank property.  Development of the Amaruq project was approved in February 2017 by the Company’s Board of Directors as a satellite deposit to supply ore to the existing Meadowbank mill.

On July 11, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada (formerly Indigenous and Northern Affairs Canada) approved Agnico Eagle’s Type A Water Licence for the Whale Tail pit, which had been issued by the Nunavut Water Board on May

30, 2018.  This approval authorized the Company to commence development activities on the Whale Tail pit.

In late July 2018, the Company began construction activities.  Work carried out in the fourth quarter of 2018 included:

•                  Completion of the secant wall at the Whale Tail dyke with the grout curtain now 90% complete.  The pumping system is being installed, including the water treatment plant, which is necessary to start the dewatering in February 2019

•                  Continuation of Whale Tail pit stripping activities, with the first ore being mined and stockpiled

•                  Commissioning of the long-haul truck fleet now underway

•                  Completion of the Amaruq production road widening

•                  Construction began on the Mammoth waste rock storage facility and the Northeast dykes

•                  Continuation of the infrastructure work on the permanent camp at Amaruq and advancing the mechanical shop.  Work was also done on the emulsion storage building

•                  Continuation of the modifications to the process plant at Meadowbank; 99% of the structural work was completed as of year-end 2018.  The gravity concentrators and high-intensity grinding mill are now in place

•                  Completion of a new sulphur dioxide (SO2) plant (used in the cyanide destruction process).  Commissioning of this new SO2 circuit at Meadowbank began in early January

During the fourth quarter of 2018, 348 metres of ramp development was completed.  The total ramp development for the full year 2018 was 1,214 metres, reaching a depth of 134 metres below surface.  The first Alimak ventilation raise to surface was also completed.

Given the ongoing positive drill results from the deeper portions of the Whale Tail and V-Zone deposits, and the potential to develop an underground mining scenario at Amaruq, in the third quarter of 2018 the Company began capitalizing underground ramp expenditures at Amaruq, which totalled $7.5 million in the fourth quarter of 2018 ($16.2 million for the second half of 2018).

Based on the 2018 exploration program, the mineral reserves estimate for Amaruq as of December 31, 2018 has increased to 2.9 million ounces of gold (24.9 million tonnes grading 3.59 g/t gold) all at open pit depths, while the indicated mineral resources estimate has increased to 1.1 million ounces of gold (8.9 million tonnes grading 3.97 g/t gold).  The inferred mineral resources estimate also increased to 2.1 million ounces of gold (12.6 million tonnes grading 5.12 g/t gold).  For more details, see the description of the Company’s new mineral reserves and mineral resources estimates in “Detailed Mineral Reserves and Mineral Resources Data”.

Open pit mining activities are expected to accelerate once the dewatering of Whale Tail Lake is completed early in the second quarter of 2019.  Initial production from the Whale Tail deposit is expected to begin in the third quarter of 2019.

Work is ongoing at Amaruq to evaluate the potential for an underground operation, which could run partially concurrent with the open pit mine that is currently under development. There may also be potential to mine the bottom of the of the Whale Tail open pit from underground, which would provide quicker access to higher grades and reduce overall stripping costs.

A production decision for the Amaruq underground project is expected to be made later this year, and approximately 1,440 metres of underground ramp development is planned for 2019.

The Whale Tail expansion permitting process for open pit mining activities at the V Zone and underground commenced on October 15, 2018, with a submission of a Project Description to the Nunavut Planning Commission for screening.  The Company subsequently received a positive notice indicating that the proposal conforms to the Land Use Plan.  The Environmental Assessment addendum related to Whale Tail expansion will be submitted to the Nunavut Impact Review Board in accordance with the permitting process.  The Company anticipates the issuance of the permits in late 2020.

The Company is also waiting for approval for the permit required to allow for in-pit tailings disposal.  Receipt of this permit is expected in second quarter of 2019.

Exploration Drilling Continues to Expand Known Mineralized Zones at Amaruq

Exploration continues at depth in both the Whale Tail deposit and V Zone, as well as conversion drilling of underground mineral resources close to the planned Whale Tail pit bottom.  In the fourth quarter of 2018, exploration drilling consisted of five holes (2,211 metres), conversion drilling consisted of 24 holes (8,883 metres) and delineation drilling consisted of ten holes (888 metres).  For the full year, exploration drilling consisted of 105 holes (35,248 metres), conversion drilling consisted of 85 holes (32,751 metres) and delineation drilling consisted of 159 holes (15,240 metres).  Results of the exploration program at the Amaruq project were last reported in the Company’s news release dated October 24, 2018.

Selected recent intercepts from the Amaruq project are set out in the table below.  The drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration and conversion drill results from the Whale Tail (WT) deposit and V Zone at the Amaruq project

Drill hole	Zone	Purpose	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ18-1564C	V Zone	exploration	537.0	541.1	455	3.6	25.5	11.8
AMQ18-1803	V Zone	conversion	252.4	256.1	192	3.6	20.6	19.6
AMQ18-1886B	V Zone	exploration	621.5	626.4	534	3.8	43.4	7.4
and	V Zone	exploration	636.0	639.6	545	3.1	42.3	24.3
AMQ18-1895A	V Zone	exploration	916.1	919.6	707	3.0	32.6	21.8
AMQ18-1899	V Zone	conversion	584.4	595.2	538	8.8	5.9	5.9
and	V Zone	conversion	616.4	622.9	566	5.6	4.1	4.1
and	V Zone	conversion	633.0	641.3	582	7.5	9.8	9.8
including	V Zone	conversion	638.2	641.3	584	2.8	15.3	15.3
AMQ18-1902	V Zone	conversion	674.0	682.4	613	6.4	40.9	27.4
and	V Zone	conversion	698.2	706.5	635	7.2	4.6	4.6
AMQ18-1903	WT	conversion	396.0	408.0	312	8.5	6.1	6.1
including	WT	conversion	398.1	402.0	311	2.8	11.1	11.1
AMQ18-1904	WT North	conversion	632.1	636.0	515	3.0	22.6	22.6
AMQ18-1909A	WT	conversion	428.2	431.4	364	3.1	32.9	10.2
and	WT	conversion	523.9	534.2	442	8.9	9.1	9.1
AMQ18-1914	WT	conversion	455.5	460.0	356	3.4	12.7	12.7
AMQ18-1915	WT	conversion	386.9	398.3	278	8.1	11.3	11.3
including	WT	conversion	386.9	393.6	276	4.7	15.1	15.1
and	WT	conversion	415.2	422.6	297	3.7	8.7	8.7
and	WT	conversion	429.2	445.3	311	8.1	9.1	9.1
including	WT	conversion	429.2	438.1	308	4.5	13.0	13.0
AMQ18-1919	WT	conversion	490.0	497.1	384	7.0	4.8	4.8
and	WT North	conversion	596.0	600.0	462	3.1	31.3	31.3

*Holes at the Whale Tail deposit use a capping factor of 80 g/t gold. Holes at V Zone use a capping factor of 60 g/t gold.

[Amaruq Project Local Geology Map]

[Amaruq Project Composite Longitudinal Section]

Whale Tail Deposit Conversion Results

The Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and extends from surface to 915 metres depth.

The conversion drilling program in the fourth quarter of 2018 targeted areas beneath the eastern, central and western side of the Whale Tail pit.  The results continue to demonstrate the extension of high-grade mineralization below the proposed pit outline.  The level of confidence in the Whale Tail geological model continues to improve.  The intensive drill program is providing additional information that will be used to further refine the geological and structural models, and to confirm multiple high-grade intervals.

Hole AMQ18-1903 intersected 6.1 g/t gold over 8.5 metres at 312 metres depth, including 11.1 g/t gold over 2.8 metres, confirming the thickness and geometry in the mineral resources 29 metres directly below the pit footprint.

The eastern part of the Whale Tail ore shoot was part of the conversion drill program in 2018 and returned positive results in terms of both grade and thickness.  Hole AMQ18-1915 intersected three mineralized intervals: 11.3 g/t gold over 8.1 metres at 278 metres depth, including 15.1 g/t gold over 4.7 metres; 8.7 g/t gold over 3.7 metres at 297 metres depth; and 9.1 g/t gold over 8.1 metres at 311 metres depth, including 13.0 g/t gold over 4.5 metres.  The results confirm the high-grade folded structure of the ore shoot close to the base of the pit, while updating the understanding of the ore shoot’s geometry.

Deeper in the same ore shoot, hole AMQ18-1919 intersected 4.8 g/t gold over 7.0 metres at 384 metres depth, showing significant thickness at the base of the mineral resource outline, with the potential to slightly expand the mineral resources at depth.  The same hole had a deeper, narrow high-grade intercept in Whale Tail North: 31.3 g/t gold over 3.1 metres at 462 metres depth, which could locally expand inferred mineral resources in that area.  Approximately 130 metres to the northeast, hole AMQ18-1904 also intersected the Whale Tail North structure, yielding 22.6 g/t gold over 3.0 metres at 515 metres depth.

Approximately 150 metres to the northeast of AMQ18-1919, hole AMQ18-1909A intersected two mineralized intervals: 10.2 g/t gold over 3.1 metres at 364 metres depth; and 9.1 g/t gold over 8.9 metres at 442 metres depth, demonstrating mineral resources thicker and richer than expected.  This could represent a wider, tightly folded portion and/or an eastern extension of the high-grade folded ore shoot structure, with potential downward extension of the ore shoot below 400 metres.

The Whale Tail deposit remains open to the west at depth, and to the east along a shallow plunge corresponding to the main ore shoot.  The drill program for 2019 will continue to test the Whale Tail deposit and the parallel Whale Tail North structure to its north at depth, to expand the mineral resources and continue to convert inferred mineral resources to indicated mineral resources.

V Zone - Drilling Extends Ore Shoot at Depth

The V Zone consists of a series of parallel stacked mineralized structures striking northeast from near surface to as deep as 707 metres below surface; the dip of the structures is approximately 30 degrees near surface and steepens to 60 to 70 degrees at depth, where there are at least two sub-parallel structures.

A mineralized corridor 100 to 150 metres wide, locally more than 300 metres wide, plunging shallowly to the northeast is interpreted as a V Zone ore shoot, extending from approximately 350 metres to more than 700 metres depth.  The V Zone ore shoot follows the south limb of a fold in the contact between volcanic and sedimentary rock units, which is a favourable location for mineralization; within this main shoot, mineralization is hosted in both rock units.  The definition of this zone in 2018 by additional drilling and partial reinterpretation led to a large addition of mineral resources at the V Zone Deep: the most significant increase in inferred mineral resources on the Amaruq project during the year.

In the fourth quarter of 2018, deep exploration drilling continued to return positive results, particularly along the interpreted V Zone ore shoot.  Hole AMQ18-1899 intersected three intervals, the deepest one being 9.8 g/t gold over 7.5 metres at 582 metres depth, including 15.3 g/t gold over 2.8 metres.  This intercept is located 30 metres north of the volcanic-sediment contact, extending the inferred mineral resources outline from an isolated area approximately 50 metres west of this hole.  Approximately 110 metres to the northeast and below, hole AMQ18-1902 first intersected the zone in volcanic rocks, grading 27.4 g/t gold over 6.4 metres at 613 metres below surface, extending the inferred mineral resources slightly at depth while confirming the locally very high grades of the mineralization hosted by the volcanic rocks.  Farther down the same hole was an interval grading 4.6 g/t gold over 7.2 metres at 635 metres depth, directly north of the sediment contact.  Together with holes AMQ18-1739B and AMQ18-1697C (previously reported in the Company’s news release dated July 16, 2018), these intercepts extend the inferred mineral resources by 170 metres to the northeast.

Hole AMQ18-1886B intersected 7.4 g/t gold over 3.8 metres at 534 metres depth, as well as 24.3 g/t gold over 3.1 metres at 545 metres depth.  Both intersections were in volcanic rock, approximatively 80 metres south of the contact with sedimentary rocks.  Both intercepts are located just below the current V Zone ore shoot mineral resource outline and demonstrate the local stacking of narrow high-grade zones hosted in the volcanics.

Hole AMQ18-1564C intersected 11.8 g/t gold over 3.6 metres at 455 metres depth, in the volcanic rocks directly south of the contact with sedimentary rocks.  This intercept is 100 metres north of Whale Tail, in the same horizon as Whale Tail North.  Drilling in 2019 will aim to close this gap and improve the understanding of the transition between the Whale Tail North and V Zone systems.

One of the deepest intercepts to date is hole AMQ18-1895A that intersected 21.8 g/t gold over 3.0 metres at 707 metres depth.  This represents the easternmost significant intercept of the V Zone at depth within the ore shoot, approximatively 180 metres northeast of any other intercepts and of the mineral resource outline at this depth.

The V Zone ore shoot remains open at depth and laterally down-plunge to the east along the favourable folded contact between volcanic and sedimentary rocks.  Additional drilling is expected to extend the high-grade ore shoot to the east and west, as well as better define the geometry of these structures.

Most of the results presented in this news release (including holes AMQ18-1886B, 1895A, 1899, 1902, 1903, 1904, 1909A, 1914, 1915 and 1919) were received after the closure of the Amaruq database that was used for the December 31, 2018 mineral resource estimate;

these results and the outcome of ongoing drilling are expected to have a positive impact on the next estimate a year from now.

The 2019 exploration program is budgeted for 32,800 metres of drilling at an estimated cost of $8.1 million, focused on Whale Tail deep extensions toward the west and the east, V Zone deep extensions and also extending the known mineral resources of the Whale Tail North structure toward the east to fill in the gap with the V Zone and at depth.  New concepts will also be tested regionally to search for new shallow mineralization, focusing on areas close to the current infrastructure.  As well, 20,300 metres of conversion drilling is budgeted at $4.4 million.

Meliadine Project - Mill Commissioning Underway; Commercial Production Expected Early in the Second Quarter of 2019; Drilling continues to Extend Mineralization

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358-hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.

The forecast parameters surrounding the Company’s proposed Meliadine operations were based, in part, on the results of preliminary economic assessments.  These preliminary economic assessments include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the forecast production amounts set out in this news release will be realized.  For further information on the basis for the preliminary economic assessments and the qualifications and assumptions made in connection with the preparation of the assessments, please see the Company’s press release dated February 14, 2018 and the Company’s Annual Information Form for the year ended December 31, 2017, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  The results of the preliminary economic assessment had no impact on the results of any pre-feasibility or feasibility study in respect of Meliadine.

Underground development and surface construction at Meliadine continued through the fourth quarter of 2018.  Commissioning of the mill is now underway, with commercial production expected to occur early in the second quarter of 2019.

Recent Development/Construction Highlights include:

•                  At the end of the fourth quarter of 2018, construction was 97% complete

•                  The power plant was commissioned in October, and is now providing electrical power to the entire site

•                  Construction work at the crusher and paste plants continued to progress during the fourth quarter of 2018.  The crusher will be completed in mid-February and the paste plant is expected to be in full operation beginning in March 2019

•                  In December 2018, the process plant began processing waste rock, which resulted in successful commissioning of the grinding and filtration circuits

•                  In early February 2019, the process plant began running low-grade ore in order to begin commissioning of the CIL circuit.  Commissioning of the carbon stripping, gravity circuits and oxygen plant are expected to be carried out in mid-February, coinciding with the processing of higher grade ore feed

•                  Three underground stopes have been blasted and mucked out.  Additional higher grade stopes will be developed and mined in the second quarter of 2019.  At present, there are approximately 180,000 tonnes of stockpiled ore grading 6.0 g/t gold

•                  In the fourth quarter of 2018, approximately 2,535 metres of underground development was completed (8,655 metres completed for the full year 2018).  The main development focus was on the lower levels and Ramp 3

•                  In the fourth quarter of 2018, approximately 4,325 metres of underground delineation drilling was completed (19,915 metres completed for the full year 2018), which is in line with budget.  Stope delineation for 2019 is progressing as expected

•                  Results from the delineation drilling have generally been in line with the block model

•                  The salt water treatment plant is now in operation and performing according to plan.  The Company has also received the necessary Ministerial approval to discharge saline water to the ocean commencing in the third quarter of 2019

Drilling Continues to Extend Mineralization at Tiriganiaq and Shows Potential to Increase Mineral Resources

The Meliadine project includes seven gold deposits, six of which are part of the current mine plan.  Tiriganiaq is the largest of the deposits with the bulk of the mineral reserves; it has a strike length of approximately 3.0 kilometres at surface and a known depth of 750 metres.

Exploration resumed at the Tiriganiaq deposit in January 2018 after a three-year hiatus while the Company evaluated the project and initial development work began.  In 2018, exploration drilling consisted of 29 holes (12,022 metres) and conversion drilling consisted of 34 holes (18,716 metres) at the Meliadine project.  Results from the exploration program at Meliadine were last reported in the Company’s news release dated July 25, 2018.

Selected recent intercepts from the Meliadine project are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix to this news release.  The pierce points are shown on the Meliadine project composite longitudinal section.  All intercepts reported for the Meliadine project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Tiriganiaq and Wesmeg deposits at the Meliadine project

Drill hole	Deposit	Lode	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M18-2471-W2A	Tiriganiaq	1000	734.0	737.0	642	2.8	24.2	24.2
M18-2471-W3B	Tiriganiaq	1000	732.1	736.2	626	3.8	29.1	29.1
M18-2477-W3A	Tiriganiaq	1251	602.9	605.9	532	2.8	6.1	6.1
M18-2485C-W1	Tiriganiaq	1000	648.5	652.9	591	3.7	5.5	5.5
M18-2486	Tiriganiaq	1025	805.5	809.0	726	3.4	4.4	4.4
and	Tiriganiaq	1000	811.0	813.9	730	2.8	9.0	9.0
M18-2486-W1	Tiriganiaq	1025	803.0	806.0	734	2.8	8.0	8.0
M18-2486-W2	Tiriganiaq	1025	822.3	825.3	748	2.8	47.0	40.0
M18-2501A-W1A	Tiriganiaq	1251	542.3	549.3	489	6.8	11.8	11.8
M18-2505-W2	Tiriganiaq	1025	632.4	639.4	600	6.6	9.8	9.8
ML400-9164-F1	Wesmeg	650	164.0	174.3	391	10.0	11.6	11.6
ML400-9164-F2	Wesmeg	650	143.7	147.8	391	3.6	17.3	17.3
ML400-9164-U1	Wesmeg	650	171.9	177.8	360	4.2	15.4	15.4

*Holes at the Tiriganiaq deposit use a capping factor between 100 and 400 g/t gold, based on lithologies.

[Meliadine Project Composite Longitudinal Section]

The conversion drill program resulted in an increase of both the indicated mineral resources and the probable mineral reserves of the Tiriganiaq deposit.  Drilling has confirmed the continuity of the mineralization in the deeper portions of the deposit.  Hole M18-2501A-W1A intersected 11.8 g/t gold over 6.8 metres at 489 metres depth (lode 1251) and hole M18-2477-W3A intersected 6.1 g/t gold over 2.8 metres at 532 metres depth (lode 1251).  These two holes were drilled close to hole M18-2438 that intersected 27.3 g/t gold over 12.8 metres at 483 metres depth (now interpreted as lode 1251, previously reported in the Company’s news release dated July 25, 2018).  Approximately 400 metres to the west, in the deeper west portion of the current mineral resources, hole M18-2505-W2 intersected 9.8 g/t gold over 6.6 metres at 600 metres depth (lode 1025).

The Wesmeg portion of the conversion program resulted in an increase of probable mineral reserves of the Wesmeg deposit.  Hole ML400-9164-F1 intersected 11.6 g/t gold over 10.0 metres at 391 metres depth (lode 650).  Hole ML400-9164-F2 intersected 17.3 g/t gold over 3.6 metres at 391 metres depth and hole ML400-9164-U1 intersected 15.4 g/t gold over 4.2 metres at 360 metres depth; these two holes are expected to positively affect the next estimate of the lode 650 of the Wesmeg deposit.

Recent results from the exploration program at Tiriganiaq are located around hole M18-2441-W1 (previously reported in the Company’s news release dated July 25, 2018) that intersected 7.9 g/t gold over 3.0 metres at 711 metres depth (lode 1000), opening up a new area for exploration.  New hole M18-2471-W2A intersected 24.2 g/t gold over 2.8 metres at 642 metres depth (lode 1000), while hole M18-2471-W3B intersected 29.1 g/t gold over 3.8 metres at 626 metres depth (lode 1000).  As a result, there is a new area of inferred mineral resources in this location.

Another new area was discovered by exploring 300 to 500 metres west of hole M18-2471-W2A.  These intercepts (along with hole M18-2441-W1) are among the deepest reported to date at the Meliadine project, 150 to 200 metres beneath the current mineral resource envelope, in lodes 1000 and 1025.  Hole M18-2486 intersected 4.4 g/t gold over 3.4 metres at 726 metres depth (lode 1025) and 9.0 g/t gold over 2.8 metres at 730 metres depth (lode 1000).  Hole M18-2486-W1 intersected 8.0 g/t gold over 2.8 metres at 734 metres depth (lode 1025).  Hole M18-2486-W2 intersected 40.0 g/t gold over 2.8 metres at 748 metres depth (lode 1025).  This new area is expected to increase inferred mineral resources in 2019 pending additional diamond drilling.

In 2019 the Company plans to continue the conversion program, with 7,500 metres of drilling in the inferred mineral resources located below the mineral reserve envelope at Tiriganiaq and 5,000 metres of drilling at Wesmeg.  The 2019 exploration program has a budget of 10,000 metres of drilling to continue investigating the Tiriganiaq deposit near holes M18-2486 and M18-2471, and to test the mineralization extending at depth to the west of the deposit.

Some of the results presented in this news release (including holes M18-2477-W3A, M18-2486-W1 and W2, M18-2501A-W1A, M18-2505-W2, and ML400-9164-F2 and U1) were received after the closure of the Meliadine database that was used for the December 31, 2018 mineral reserve and mineral resource estimate; these results and the outcome of ongoing drilling are expected to have a positive impact on the next estimate a year from now.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 mtpa.  In Sweden, the Company has a 55 percent interest in the Barsele exploration project.

Kittila - Record Annual Mill Throughput; Shaft Expansion Project Advancing and Drilling Continues to Expand Mineral Resources

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	462	394
Tonnes of ore milled per day	5,022	4,280
Gold grade (g/t)	3.93	4.32
Gold production (ounces)	49,353	47,746
Production costs per tonne (EUR)	€70	€83
Minesite costs per tonne (EUR)	€73	€82
Production costs per ounce of gold produced ($ per ounce):	$738	$799
Total cash costs per ounce of gold produced ($ per ounce):	$787	$796

Production costs per tonne in the fourth quarter of 2018 decreased when compared to the prior-year period primarily due to higher throughput levels.  Production costs per ounce in the fourth quarter of 2018 decreased when compared to the prior-year period due to higher gold production.

Minesite costs per tonne in the fourth quarter of 2018 decreased when compared to the prior-year period due to the reason described above.  Total cash costs per ounce in the fourth quarter of 2018 decreased when compared to the prior-year period due to the reason described above.

In October 2018, a mill shutdown was performed at Kittila and was completed within 6.5 days, shorter than the scheduled period of 10 days.  Despite the scheduled shutdown, gold production in the fourth quarter of 2018 increased when compared to the prior-year period due to strong quarterly mill throughput, partially offset by lower grades and recoveries.  The lower grade was primarily due to the mining sequence.

Kittila Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	1,827	1,685
Tonnes of ore milled per day	5,005	4,615
Gold grade (g/t)	3.80	4.15
Gold production (ounces)	188,979	196,938
Production costs per tonne (EUR)	€73	€78
Minesite costs per tonne (EUR)	€75	€78
Production costs per ounce of gold produced ($ per ounce):	$831	$753
Total cash costs per ounce of gold produced ($ per ounce):	$853	$753

Production costs per tonne for the full year 2018 decreased when compared to the prior-year period due to higher throughput levels.  Production costs per ounce for the full year 2018 increased when compared to the prior-year period due to higher underground development costs, higher milling and re-handling costs and lower gold production, partially offset by the timing of inventory.

Minesite costs per tonne for the full year 2018 decreased when compared to the prior-year period due to higher throughput levels.  Total cash costs per ounce for the full year 2018 increased when compared to the prior-year period due to higher underground development costs, higher milling and re-handling costs and lower gold production.

Gold production for the full year 2018 decreased when compared to the prior-year period due to lower grades and recoveries.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over a period from 2018 to 2021.

The expansion project is expected to increase the efficiency of the mine and decrease or maintain current operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The mill expansion is advancing as planned.  Phase 1 construction work was completed in the fourth quarter of 2018.  The shaft project continues to progress with detailed engineering started.  Shaft slashing was delayed during the fourth quarter of 2018 as result of contractor availability and late regulatory approval.  Shaft slashing began in January 2019 and construction of the head frame is expected to begin in the third quarter of 2019.

A mill shutdown is currently scheduled to take place in the second quarter of 2019 for a 60-day period to allow for autoclave relining.

Drilling Continues to Infill and Expand the Roura Main Zone and Sisar Top and Central Areas

As a result of a pre-feasibility study completed in 2018, the mineral reserves estimate for Kittila as of December 31, 2018 increased to 4.4 million ounces of gold (30.5 million tonnes grading 4.50 g/t gold), while the measured and indicated mineral resources estimate has decreased to 1.6 million ounces of gold (18.8 million tonnes grading 2.64 g/t gold) and the inferred mineral resources estimate has decreased to 1.0 million ounces of gold (8.3 million tonnes grading 3.84 g/t gold).  For more details, see the description of the Company’s new mineral resources estimate earlier in this news release.

In the fourth quarter of 2018, exploration drilling at the Kittila mine continued with 21 holes (8,089 metres) drilled in the Roura area.  Drilling targeted the Main Zone and the Sisar lens.  Sisar is subparallel to and slightly east of the main Kittila mineralization.

Selected recent drill results from the Kittila mine are set out in the table below.  The drill-hole collar coordinates are set out in a table in the Appendix to this news release.  The pierce points are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar and Roura zones at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of mid- point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
ROD18-700F	Main - Roura	668.0	687.0	1,328	3.4	10.3
ROD18-701	Main - Roura	341.0	359.0	961	6.8	5.7
and	Main - Roura	367.9	376.2	978	3.3	6.5
ROD18-701B	Main - Roura	349.0	366.0	969	6.2	6.1
and	Main - Roura	371.0	402.0	991	11.2	8.4
ROD18-701C	Main - Roura	362.0	378.0	981	5.7	6.3
and	Sisar Central	615.0	627.3	1,176	4.2	10.4
ROU18-623	Main - Roura	208.0	224.0	1,104	9.7	5.2
and	Main - Roura	230.0	239.0	1,114	5.5	4.4
ROU18-625	Main - Roura	128.0	135.0	987	6.1	4.4
ROU18-632	Sisar Top	158.5	165.5	957	6.9	3.5
and	Sisar Top	182.0	189.2	955	7.0	5.1
and	Sisar Top	195.0	202.0	954	6.8	3.8

*Holes at Kittila have uncapped gold grades

[Kittla Composite Longitudinal Section]

Recent intercepts have confirmed the Main Zone and the Sisar Top Zone mineral reserves and mineral resources in the northern part of the Roura area, between approximately 950 and 1,120 metres depth.  Drilling targeted the Roura-Rimpi gap area in the Main Zone and Sisar lens.

In the Main Zone, exploration hole ROU18-623 had two intercepts close to each other, 5.2 g/t gold over 9.7 metres at 1,104 metres depth and 4.4 g/t gold over 5.5 metres at 1,114 metres depth.  In the same area, exploration hole ROU18-625 intersected 4.4 g/t gold over 6.1 metres at 987 metres depth.  These intercepts confirm the Main Zone in the Roura-Rimpi gap area.

Approximately 90 metres to the north of the drill holes described above, an almost horizontal drill hole (hole ROU18-632) had three intercepts in the Sisar Top Zone, including 5.1 g/t gold over 7.0 metres at 955 metres depth.

Deep drilling of the Roura area continues from the exploration ramp with two high-capacity drill rigs, approximately 500 to 700 metres to the south of the drill holes described above.  Recent intercepts from Roura have confirmed both the Main Zone and the Sisar Zone mineral reserves and mineral resources in the area between 900 and 1,400 metres depths.  Most of the recent mineral reserve increase has come in the Roura Deep area between 1,100 and 1,400 metres depth.  Hole ROD18-701B cut the Main Zone in two closely-spaced intercepts: 6.1 g/t gold over 6.2 metres at 969 metres depth and 8.4 g/t gold over 11.2 metres at 991 metres depth.  In the same area, the Main Zone was intersected by hole ROD18-701C yielding 6.3 g/t gold over 5.7 metres at 981 metres depth; the same hole intersected the Sisar Central Zone at greater depth yielding 10.4 g/t gold over 4.2 metres at 1,176 metres depth.  Approximately 100 metres to the north of and well below these intercepts, hole ROD18-700F intersected the Main Zone yielding 10.3 g/t gold over 3.4 metres at 1,328 metres depth.

The assay results of hole ROD18-700F were received after the closure of the Kittila database that was used for the December 31, 2018 mineral reserve and mineral resource estimate; this intercept and the outcome of ongoing drilling are expected to have a positive impact on the next estimate a year from now.

The 2019 exploration program is budgeted at $9.0 million including 34,000 metres of drilling, focused on the Roura and Rimpi Main Zones and the Sisar Zone.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos - Underground Development Continues at the Sinter and Cubiro Satellite Deposits; Commissioning of the Ore Sorting Pilot Plant Now Underway

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore processed (thousands of tonnes)	588	548
Tonnes of ore processed per day	6,391	5,957
Gold grade (g/t)	2.77	2.45
Gold production (ounces)	49,170	40,406
Production costs per tonne	$60	$56
Minesite costs per tonne	$59	$54
Production costs per ounce of gold produced ($ per ounce):	$716	$761
Total cash costs per ounce of gold produced ($ per ounce):	$518	$485

Production costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period primarily due to higher costs associated with underground mining, partially offset by higher throughput and the timing of inventory.  Production costs per ounce in the fourth quarter of 2018 decreased when compared to the prior-year period due to higher gold production, partially offset by higher costs associated with underground mining.

Minesite costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period due to the reasons described above and lower by-product revenues.

Gold production in the fourth quarter of 2018 increased when compared to the prior-year period due to higher grades and higher throughput.

Pinos Altos Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore processed (thousands of tonnes)	2,218	2,308
Tonnes of ore processed per day	6,077	6,323
Gold grade (g/t)	2.69	2.62
Gold production (ounces)	181,057	180,859
Production costs per tonne	$62	$47
Minesite costs per tonne	$61	$50
Production costs per ounce of gold produced ($ per ounce):	$764	$601
Total cash costs per ounce of gold produced ($ per ounce):	$548	$395

Production costs per tonne for the full year 2018 increased when compared to the prior-year period due to lower throughput levels, higher costs associated with underground mining and the timing of unsold inventory.  Production costs per ounce for the full year 2018 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne for the full year 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce for the full year 2018 increased when compared to the prior-year period due to the reasons described above and lower by-product revenue.

Gold production for the full year 2018 increased when compared to the prior-year period due to higher grades, partially offset by lower throughput.

In 2018, Pinos Altos transitioned into a predominantly underground mining operation, with higher associated costs.  The development of satellite deposits provides an opportunity to lower unit costs by filling available capacity at the processing and heap leaching facility.  Optimization opportunities are also being studied to reduce unit costs.

Development projects at the Sinter and Cubiro satellite deposits at Pinos Altos continued to advance in the fourth quarter of 2018.  The Sinter deposit, located approximately 2.0 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit.  At Sinter, 757 metres of underground development had been completed by year-end 2018, and mineral resource conversion and expansion drilling is expected to begin in the first quarter of 2019.

At the Cubiro deposit, located approximately 9.2 kilometres northwest of the Pinos Altos mine, which could potentially supply high-grade ore to the Pinos Altos processing facilities, 300 metres of underground ramp development had been completed at the end of the fourth quarter of 2018.  Underground exploration and mineral resource conversion drilling are expected to commence later in 2019.

In the fourth quarter of 2018, the Company completed the installation of an ore sorting pilot plant at Pinos Altos.  The goal of this plant is to improve feed grades to the processing facilities.  Commissioning activities commenced in January 2019 and testing is expected to continue for approximately six months.  Over this period, samples will be processed from all of the ore bodies at Pinos Altos and La India to determine the merits of implementing the technology at the Company’s Mexican operations.  Similar ore sorting pilot testing is being considered at the Company’s other operating regions.

Creston Mascota - Mining Activities Expected to be Completed at the Bravo Deposit in the Fourth Quarter of 2019; Leaching to Continue into 2020

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010.  During 2018, the mine has been preparing to transition operations to the new Bravo pit and expanding the existing heap leach pad facility.  Open pit reserves are expected to be depleted in the fourth quarter of 2019 while gold leaching is expected to continue through 2020.

Creston Mascota Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore processed (thousands of tonnes)	383	558
Tonnes of ore processed per day	4,163	6,065
Gold grade (g/t)	1.97	1.08
Gold production (ounces)	11,452	14,012
Production costs per tonne	$24	$17
Minesite costs per tonne	$25	$17
Production costs per ounce of gold produced ($ per ounce):	$792	$665
Total cash costs per ounce of gold produced ($ per ounce):	$736	$591

Production costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period due to lower tonnes processed and have also been affected by longer hauling distances.  Production costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period due to lower by-product revenue and the reasons described above.

Gold production in the fourth quarter of 2018 decreased when compared to the prior-year period due to lower tonnes processed, partially offset by higher grades.

Creston Mascota Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore processed (thousands of tonnes)	1,422	2,196
Tonnes of ore processed per day	3,896	6,016
Gold grade (g/t)	1.03	1.23
Gold production (ounces)	40,180	48,384
Production costs per tonne	$26	$14
Minesite costs per tonne	$27	$15
Production costs per ounce of gold produced ($ per ounce):	$928	$651
Total cash costs per ounce of gold produced ($ per ounce):	$841	$575

Production costs per tonne for the full year 2018 increased when compared to the prior-year period due to lower tonnes processed and the timing of unsold inventory, and have also been affected by longer hauling distances.  Production costs per ounce for the full year 2018 increased when compared to the prior-year period due to lower gold production and the reasons described above.

Minesite costs per tonne for the full year 2018 increased when compared to the prior-year period due to reasons described above.  Total cash costs per ounce for the full year 2018 increased when compared to the prior-year period due to the reasons described above.

Gold production for the full year 2018 decreased when compared to the prior-year period due to lower tonnes processed at lower grades which was as a result of delays in accessing the main Bravo pit during the year.

In the fourth quarter of 2018, the Phase V heap leach pad expansion was completed, and the Calera waste rock dump was developed close to the Bravo pit to reduce waste haulage costs.  The Company is evaluating the viability of processing higher grade ore from the Bravo deposit at the Pinos Altos mill to improve recoveries and generate additional cash flow.

La India - Initial Mineral Reserves Declared at El Realito, and Drilling Continues to Expand the Chipriona Deposit

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2018	December 31, 2017
Tonnes of ore processed (thousands of tonnes)	1,451	1,692
Tonnes of ore processed per day	15,772	18,391
Gold grade (g/t)	0.73	0.70
Gold production (ounces)	26,308	25,500
Production costs per tonne	$12	$10
Minesite costs per tonne	$13	$11
Production costs per ounce of gold produced ($ per ounce):	$677	$669
Total cash costs per ounce of gold produced ($ per ounce):	$694	$678

Production costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period due to lower tonnes processed and the timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period due to the timing of unsold inventory, partially offset by higher gold production.

Minesite costs per tonne in the fourth quarter of 2018 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2018 increased when compared to the prior-year period due the reasons described above and to lower by-product revenue.

Gold production in the fourth quarter of 2018 increased when compared to the prior-year period due to higher grades and plant optimizations.

La India Mine - Operating Statistics

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
Tonnes of ore milled (thousands of tonnes)	6,128	5,965
Tonnes of ore milled per day	16,789	16,342
Gold grade (g/t)	0.72	0.69
Gold production (ounces)	101,357	101,150
Production costs per tonne	$11	$10
Minesite costs per tonne	$12	$11
Production costs per ounce of gold produced ($ per ounce):	$682	$604
Total cash costs per ounce of gold produced ($ per ounce):	$685	$580

Production costs per tonne for the full year 2018 were essentially the same when compared to the prior-year period.  Production costs per ounce for the full year 2018 increased when compared to the prior-year period primarily due to increased heap leach costs resulting from a higher consumption of reagents and general materials.

Minesite costs per tonne for the full year 2018 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2018 increased when compared to the prior-year period primarily due to increased heap leach costs resulting from a higher consumption of reagents and general materials and lower by-product revenues.

Gold production for the full year 2018 increased when compared to the prior-year period primarily due to higher tonnes processed and higher grades.

An initial mineral reserve of 84,000 ounces of gold and 418,000 ounces of silver (3.3 million tonnes grading 0.80 g/t gold and 3.96 g/t silver) was declared at the El Realito deposit.

Detailed engineering regarding the heap leach expansion was completed in November, and earthworks were started in December.  Liner installation is currently underway with completion expected in April 2019.

Studies are underway to optimize the crushing circuit with a goal of potentially increasing capacity from 16,000 to 17,000 tonnes-per-day.

La India Regional Exploration Focused on Chipriona Zone

Regional exploration at the La India property in the fourth quarter of 2018 included drilling at the Chipriona regional target as well as in other areas such as the Tarachi corridor in the north of the property, the Los Andes prospect adjacent to the El Realito deposit, and the Los Pinos Zone to the west of the mine.  In the fourth quarter of 2018, Chipriona drilling totalled six holes (1,878 metres).  For the full-year 2018, Chipriona drilling totalled 34 holes (10,528 metres) with the aim of better understanding the geometry of the mineralized veins along the Chipriona corridor.

The 2018 drill program concluded in October, and the results were used to estimate an initial mineral resource for the deposit.  As of December 31, 2018, the Chipriona deposit has inferred mineral resources of 160,000 ounces of gold, 18.3 million ounces of silver, 11,800 tonnes of copper and 50,400 tonnes of zinc (6.4 million tonnes grading 0.78 g/t gold, 89.6 g/t silver, 0.20% copper and 0.79% zinc).  Drill results for the Chipriona target were last reported in the Company’s news release dated October 24, 2018.

Selected recent intercepts from the La India property are set out in the table below.  The drill-hole collar coordinates are set out in a table in the Appendix of this news release.  The collars are located on the La India Mine Local Geology Map.  All intercepts reported for the La India property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.  The gold and silver grades reported at the Chipriona target are uncapped and capped.

Recent exploration drill results from the Chipriona target at the La India property

Drill Hole	Vein	From (metres)	To (metres)	Depth of mid- point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CHP18-063	Jessica	89.0	121.0	52	29.0	0.7	0.7	16	16
including		105.0	111.0	52	5.0	2.1	2.1	41	41
CHP18-067	Jessica	147.0	231.0	87	76.0	1.2	1.2	102	94
including		169.0	199.0	84	21.0	2.8	2.8	225	205
CHP18-068	Chipriona	63.2	71.2	68	7.0	0.5	0.5	97	97
including		66.2	71.2	67	4.0	0.8	0.8	149	149
CHP18-069	HQV	295.0	315.0	247	19.0	0.5	0.5	13	13
CHP18-071	ST BX VN / Jessica	10.0	97.0	40	82.0	1.0	0.9	41	40
including	ST BX	10.0	34.0	24	23.0	1.6	1.2	86	84
and including	Jessica	44.0	70.0	41	24.0	1.4	1.4	38	38

*Holes at Chipriona use a capping factor of 10 g/t gold and 700 g/t silver.

[La India Local Geology Map]

The Chipriona satellite target is located approximately one kilometre north of the North Zone at the La India mine.  Agnico Eagle acquired its 100% interest in the Chipriona property in December 2016.  Mineralization at Chipriona consists of what appears to be structurally controlled gold- and silver-rich veins, stringers and breccias with significant zinc, lead and copper content in sulphides.  Preliminary metallurgical testing is being conducted to determine the potential processing and cut-off grades for this type of mineralization.

Surface mapping and sampling have traced stacked structures within the Chipriona mineralized corridor, which has a width ranging from tens of metres to a few hundred metres over a northwest strike length of at least 2,000 metres; 1,800 metres of this length has been confirmed through drill-testing.  Mineralization has been intersected from surface to a depth of approximately 270 metres.  The project hosts a swarm of parallel and subparallel structural pathways that are favourable hosts for sulphide-based gold-silver mineralization with base metal credits.  Significant mineralization has been intersected near surface over substantial widths; this suggests the potential for bulk mining lower-grade mineralization in stockwork zones that surround high-grade feeder zones.

Results from the latest drilling program have demonstrated the continuity of mineralization in the main veins identified in 2017, as well as the consistency in thickness of the individual veins in the corridor.  Veins seem to coalesce towards the southeast and depth.  Currently, the mineralization is open towards the southeast and down dip.  All of the results presented in this news release are part of the database that was used for the December 31, 2018 mineral resource estimate.  The gold and silver grades reported at Chipriona are uncapped and capped over estimated true widths.

In the eastern portion of the Chipriona target, drill hole CHP18-067 intersected the Jessica vein, yielding 1.2 g/t gold and 94 g/t silver over 76.0 metres at a depth of 87 metres, including 2.8 g/t gold and 205 g/t silver over 21.0 metres.  Almost 400 metres to the northwest, drill hole CHP18-071 intersected the Jessica and ST BX veins, yielding 0.9 g/t gold and 40 g/t silver over 82 metres at a depth of 40 metres including 1.2 g/t gold and 84 g/t silver over 23 metres and 1.4 g/t gold and 38 g/t silver over 24.0 metres at a depth of 41 metres.  Between these two drill holes, hole CHP18-063 intersected the Jessica vein, yielding 2.1 g/t gold and 41 g/t silver over 5.0 metres at 52 metres depth.  These intersections open the potential for additional mineralization to the southeast at greater depths, as the mineralization seems to plunge in this direction.

A 2019 drill program (5,000 metres) is already underway at the Chipriona deposit.  The first phase of drilling, which started in early January, consists of step-out drill holes aimed at extending the mineralization towards the southeast and down dip.

Santa Gertrudis - Initial Mineral Resource Estimate, Exploration Reveals High-Grade Mineralization and Potential for Growth

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017.  The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000.  The project also has a substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and buildings.

Three corridors with favourable geological formations with a potential strike length of 18 kilometres have been identified on the property.  Within the corridors there are nine mineralized zones with multiple deposits; limited drilling has been done between the deposits.  In addition, the Company’s prospecting identified high-grade mineralization along northeast-trending structures.

Drill results for the Santa Gertrudis project were last reported in the Company’s news release dated October 24, 2018.  This news release presents the drill results from the fourth quarter of 2018 using portable and skid-mounted drill rigs, with the purpose of expanding the deposits and exploring new concepts.

In the fourth quarter of 2018, there were 54 holes (9,520 metres) mainly in the Cristina, Toro, Trinidad, Viviana, Greta and Corral zones.  This drilling focused on exploration for new mineral resources.  The full-year 2018 exploration program totalled 193 holes (31,127 metres).

The 2018 confirmation and exploration drill program as well as studies have led to the Company’s initial mineral resource estimate for the Santa Gertrudis project of 962,000 ounces of gold (27.5 million tonnes grading 1.09 g/t gold) in inferred mineral resources as of December 31, 2018.

Selected recent intercepts from the Santa Gertrudis project are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  The drill hole collars are also shown on the Santa Gertrudis Project Local Geology Map.  All intercepts reported for the Santa Gertrudis project show uncapped and capped gold grades over an estimated true width, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Santa Gertrudis project

Drill Hole	Zone	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) capped)*
SGE18-132	Greta	99.0	104.4	99	5.1	30.2	12.1
SGE18-143	Greta	45.9	55.0	26	8.9	5.1	5.1
SGE18-146	Viviana	77.0	92.0	45	14.9	3.2	3.2
SGE18-150	Viviana	60.0	75.0	33	15.0	11.8	9.7
SGE18-161	Cristina	77.0	105.0	89	26.0	0.4	0.4
SGE18-167	Corral	130.0	137.3	129	6.6	2.4	2.4
SGE18-169	Corral	94.7	110.0	88	14.8	0.5	0.5
SGE18-172	Trinidad	158.0	168.0	123	9.2	2.3	2.3
SGE18-177	Trinidad	58.0	66.0	64	6.7	1.3	1.3
SGE18-183	Toro	204.0	208.0	175	3.6	3.3	3.3
SGE18-185	Toro	171.0	180.0	89	8.6	0.9	0.9

*Holes at Santa Gertrudis use a capping factor of 5 g/t gold at the Cristina Zone and 25 g/t gold at all other zones.  The cut-off grade for these intervals is 0.3 g/t gold.

[Santa Gertrudis Project Local Geology Map]

Recent assay results from the Greta and Viviana zones have confirmed that high-grade mineralization can be extended along structurally-controlled feeders.  Drilling also discovered a gold zone 300 metres north of the Cristina deposit along the same zone, illustrating that individual zones are continuing to grow.

Recent exploration drilling has discovered additional high-grade mineralization in the Greta Zone.  Drilling in 2018 extended the historical deposit, expanding 40 metres deeper and 150 metres to the southwest, where hole SGE18-132 intersected 12.1 g/t gold over 5.1 metres at 99 metres depth.  Approximately 145 metres to the northeast, hole SGE18-143 intersected 5.1 g/t gold over 8.9 metres at 26 metres depth.

In the Viviana Zone, approximately 11 kilometres northwest of the Greta Zone, hole SGE18-150 intersected 9.7 g/t gold over 15.0 metres at 33 metres depth; approximately 40 metres to the northwest, hole SGE18-146 intersected 3.2 g/t gold over 14.9 metres at 45 metres depth.  The two intercepts are below an historic small pit.  Historic holes and the Company’s 2018 drilling provided sufficient information to estimate a new inferred mineral resource of 34,500 ounces of gold (652,000 tonnes grading 1.65 g/t gold) at Viviana.

Along the Cristina Zone, approximately seven kilometres west of the Greta Zone, exploration drilling has discovered a new zone located 300 metres northwest of the Cristina deposit with similar characteristics.  Recent results include hole SGE18-161 that intersected 0.4 g/t gold over 26.0 metres at 89 metres depth.  This discovery may significantly increase the mineralized volume in the Cristina Zone.

Midway between the Viviana Zone and the Greta Zone, drilling in the Corral Zone has extended mineralization outside the current mineral resource outline.  Recent results include hole SGE18-167 that intersected 2.4 g/t gold over 6.6 metres at 129 metres depth, or 80 metres below the current mineral resource.

Approximately two kilometres north-northeast of Viviana, exploration has successfully tested two northeast extensions of the Trinidad Zone including hole SGE18-172 that intersected 2.3 g/t gold over 9.2 metres at 123 metres depth.

The Toro Zone, 1.7 kilometres southeast of Viviana, is estimated to contain 126,500 ounces of gold (3.5 million tonnes grading 1.14 g/t gold) in inferred mineral resources, with the potential for this amount to increase.  Hole SGE18-183 intersected 3.3 g/t gold over 3.6 metres at 175 metres depth, 80 metres beneath the current mineral resources cone.

Some of the results presented in this news release (including holes SGE18-172, SGE18-177, SGE18-183 and SGE18-185) were received after the closure of the Santa Gertrudis database that was used for the December 31, 2018 mineral resource estimate; these results and the outcome of ongoing drilling are expected to have a positive impact on the next estimate a year from now.

The 2019 exploration program at Santa Gertrudis is budgeted at $8.2 million, including 29,000 metres of drilling focused on expanding the mineral resource and exploring new targets to be outlined by a target-generation initiative.

The Company is currently evaluating a potential production scenario at Santa Gertrudis that utilizes a heap leach for lower grade mineralization and a small mill facility to process higher-grade ore.  The Company believes that the Santa Gertrudis project has the potential to be a similar size operation to La India.

El Barqueno - Carrying Value of the Property Reduced, Minimal Exploration Planned in 2019

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014.  The 79,746-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.

El Barqueno is estimated to contain 318,000 ounces of gold and 1.2 million ounces of silver in indicated mineral resources (8.1 million tonnes grading 1.22 g/t gold and 4.63 g/t silver) and 322,000 ounces of gold and 4.6 million ounces of silver in inferred mineral resources (8.2 million tonnes grading 1.22 g/t gold and 17.45 g/t silver).

In 2018, 28,000 metres of drilling was completed at the El Barqueno project, with a principal focus on testing new target areas.  Although the El Barqueno project continues to have geological potential, current development studies indicate that the project does not meet the Company’s investment criteria.  As a result, the carrying value of the property has been reduced while exploration activity continues in 2019.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures

(including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 14, 2019.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows and free cash flow; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq and Akasaba West and the Company’s expansion plans at Kittila, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration , including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other expenditures; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; future dividend amounts and payment dates; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof; and statements regarding the outcome of discussions with First Nations groups.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2017 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2017 (“Form 40-F”) filed with the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; seismic activity at the Company’s operations at LaRonde, which reach more than three kilometres below the surface where there are few resources available to model the geomechanical conditions, is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations - U.S.A. & Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; relating to mineral reserves at the Canadian Malartic mine, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation; and relating to mineral resources at the Canadian Malartic mine and the Odyssey and East Malartic projects, has been approved by Pascal Lehouiller, P. Geo., Senior Resource Geologist at Canadian Malartic Corporation, each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed Mineral Reserves and Mineral Resources Data

			MINERAL RESERVES
			As of December 31, 2018
OPERATION			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	4,817	4.87	754	11,561	6.26	2,327	16,378	5.85	3,081
LaRonde Zone 5	Underground	100%	4,053	2.03	264	5,377	2.41	417	9,430	2.25	681
Canadian Malartic	Open Pit	50%	23,029	0.89	658	55,799	1.18	2,122	78,828	1.10	2,780
Goldex	Underground	100%	207	2.06	14	18,717	1.58	949	18,925	1.58	962
Akasaba West	Open Pit	100%	—		—	5,432	0.84	147	5,432	0.84	147
Lapa	Underground	100%	—		—	—		—	—		—
Meadowbank	Open Pit	100%	1,141	1.57	58	464	2.68	40	1,605	1.89	98
Amaruq	Open Pit	100%	89	3.15	9	24,852	3.60	2,873	24,941	3.59	2,882
Meadowbank Complex Total			1,230	1.68	67	25,315	3.58	2,913	26,546	3.49	2,979
Meliadine	Open Pit	100%	150	5.67	27	3,552	5.52	630	3,702	5.52	657
Meliadine	Underground	100%	—		—	13,033	7.39	3,095	13,033	7.39	3,095
Meliadine Total			150	5.67	27	16,585	6.99	3,725	16,736	6.97	3,753
Upper Beaver	Underground	100%	—		—	7,992	5.43	1,395	7,992	5.43	1,395
Kittila	Underground	100%	491	4.12	65	30,040	4.50	4,349	30,531	4.50	4,414
Pinos Altos	Open Pit	100%	9	0.39	0	4,056	0.95	123	4,066	0.94	123
Pinos Altos	Underground	100%	4,772	2.71	416	8,266	2.43	645	13,039	2.53	1,061
Pinos Altos Total			4,782	2.70	416	12,323	1.94	769	17,104	2.15	1,184
Creston Mascota	Open Pit	100%	—		—	1,434	1.77	82	1,434	1.77	82
La India	Open Pit	100%	228	0.49	4	24,256	0.74	577	24,484	0.74	581
Totals	Totals		38,987	1.81	2,268	214,833	2.86	19,771	253,820	2.70	22,039

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	4,817	14.63	2,265	11,561	19.72	7,331	16,378	18.22	9,597
Pinos Altos	Open Pit	100%	9	138.55	42	4,056	25.01	3,262	4,066	25.28	3,304
Pinos Altos	Underground	100%	4,772	63.21	9,698	8,266	65.91	17,517	13,039	64.92	27,215
Pinos Altos Total	subtotal		4,782	63.36	9,740	12,323	52.45	20,779	17,104	55.50	30,519
Creston Mascota	Open Pit	100%	—		—	1,434	40.89	1,886	1,434	40.89	1,886
La India	Open Pit	100%	228	3.73	27	24,256	2.54	1,981	24,484	2.55	2,008
Totals	Totals		9,826	38.09	12,032	49,575	20.06	31,977	59,401	23.04	44,010

COPPER	Mining Method	Ownership	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	4,817	0.20	9,874	11,561	0.28	32,877	16,378	0.26	42,751
Akasaba West	Open Pit	100%	—		—	5,432	0.48	25,832	5,432	0.48	25,832
Upper Beaver	Underground	100%	—		—	7,992	0.25	19,980	7,992	0.25	19,980
Totals	Totals		4,817	0.20	9,874	24,985	0.31	78,689	29,802	0.30	88,563

ZINC	Mining Method	Ownership	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	4,817	0.54	25,797	11,561	0.99	114,430	16,378	0.86	140,226
Totals	Totals		4,817	0.54	25,797	11,561	0.99	114,430	16,378	0.86	140,226

			MINERAL RESOURCES
			As of December 31, 2018
OPERATION			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	—		—	4,872	3.25	509	4,872	3.25	509	5,494	4.95	874
LaRonde Zone 5	Underground	100%	—		—	6,796	2.34	510	6,796	2.34	510	2,985	5.19	498
Ellison	Underground	100%	—		—	665	3.19	68	665	3.19	68	2,343	3.38	254
Canadian Malartic	Open Pit	50%	238	0.48	4	915	0.48	14	1,153	0.48	18	998	0.98	32
Canadian Malartic	Underground	50%	1,647	1.49	79	6,426	1.66	342	8,073	1.62	421	1,694	1.38	75
Canadian Malartic Total			1,885	1.36	83	7,341	1.51	356	9,226	1.48	439	2,692	1.23	107
Odyssey	Underground	50%	—		—	1,009	2.11	68	1,009	2.11	68	11,498	2.19	809
East Malartic	Underground	50%	—		—	5,265	2.13	361	5,265	2.13	361	22,021	1.98	1,403
Goldex	Underground	100%	12,360	1.86	739	15,413	1.90	944	27,773	1.88	1,683	27,791	1.50	1,338
Akasaba West	Open Pit	100%	—		—	2,141	0.67	46	2,141	0.67	46	—		—
Lapa	Underground	100%	—		—	—		—	—		—	—		—
Zulapa	Open Pit	100%	—		—	—		—	—		—	391	3.14	39
Meadowbank	Open Pit	100%	25	0.96	1	1,728	2.35	130	1,752	2.33	131	63	2.05	4
Amaruq	Open Pit	100%	—		—	4,247	3.34	455	4,247	3.34	455	899	4.20	121
Amaruq	Underground	100%	—		—	4,618	4.56	676	4,618	4.56	676	11,675	5.19	1,948
Amaruq Total			—		—	8,865	3.97	1,132	8,865	3.97	1,132	12,573	5.12	2,069
Meadowbank Complex Total			25	0.96	1	10,593	3.71	1,262	10,618	3.70	1,263	12,637	5.10	2,073
Meliadine	Open Pit	100%	—		—	10,643	3.51	1,200	10,643	3.51	1,200	997	4.60	148
Meliadine	Underground	100%	—		—	15,319	4.02	1,979	15,319	4.02	1,979	12,482	6.11	2,450
Meliadine Total			—		—	25,962	3.81	3,179	25,962	3.81	3,179	13,479	6.00	2,598
Hammond Reef	Open Pit	100%	165,662	0.70	3,724	42,754	0.57	777	208,416	0.67	4,501	501	0.74	12
Upper Beaver	Underground	100%	—		—	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
AK Project	Underground	100%	—		—	1,268	6.51	265	1,268	6.51	265	2,373	5.32	406
Anoki-McBean	Underground	100%	—		—	1,868	5.33	320	1,868	5.33	320	2,526	4.70	382
Upper Canada	Open Pit	100%	—		—	—		—	—		—	4,886	1.97	309
Upper Canada	Underground	100%	—		—	—		—	—		—	7,212	6.22	1,442
Upper Canada Total			—		—	—		—	—		—	12,098	4.50	1,752
Kittila	Open Pit	100%	—		—	229	3.41	25	229	3.41	25	373	3.89	47
Kittila	Underground	100%	1,776	2.62	150	16,802	2.64	1,424	18,578	2.63	1,574	7,879	3.84	972
Kittila Total			1,776	2.62	150	17,030	2.65	1,449	18,807	2.64	1,599	8,252	3.84	1,019
Kuotko	Open Pit	100%	—		—	—		—	—		—	284	3.18	29
Kylmäkangas	Underground	100%	—		—	—		—	—		—	1,896	4.11	250
Barsele	Open Pit	55%	—		—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	Underground	55%	—		—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total			—		—	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Pinos Altos	Open Pit	100%	—		—	934	0.61	18	934	0.61	18	758	0.84	20
Pinos Altos	Underground	100%	—		—	18,165	1.84	1,073	18,165	1.84	1,073	4,041	2.17	282
Pinos Altos Total			—		—	19,098	1.78	1,091	19,098	1.78	1,091	4,799	1.96	302
Creston Mascota	Open Pit	100%	—		—	1,345	0.65	28	1,345	0.65	28	386	1.02	13
La India	Open Pit	100%	11,908	0.57	219	2,774	0.53	47	14,682	0.57	267	1,761	0.53	30
Tarachi	Open Pit	100%	—		—	22,665	0.40	294	22,665	0.40	294	6,476	0.33	68
Chipriona	Open Pit	100%	—		—	—		—	—		—	6,355	0.78	160
El Barqueño Gold	Open Pit	100%	—		—	8,115	1.22	318	8,115	1.22	318	8,200	1.22	322
Santa Gertrudis	Open Pit	100%	—		—	—		—	—		—	27,498	1.09	962
Totals	Totals		193,615	0.79	4,916	204,946	1.89	12,475	398,562	1.36	17,390	209,232	2.69	18,122

SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	—		—	4,872	25.34	3,969	4,872	25.34	3,969	5,494	14.31	2,528
Kylmäkangas	Underground	100%	—		—	—		—	—		—	1,896	31.11	1,896
Pinos Altos	Open Pit	100%	—		—	934	13.05	392	934	13.05	392	758	17.41	424
Pinos Altos	Underground	100%	—		—	18,165	42.42	24,771	18,165	42.42	24,771	4,041	49.16	6,387
Pinos Altos Total			—		—	19,098	40.98	25,163	19,098	40.98	25,163	4,799	44.15	6,811
Creston Mascota	Open Pit	100%	—		—	1,345	8.78	380	1,345	8.78	380	386	9.91	123
La India	Open Pit	100%	11,908	3.20	1,227	2,774	4.44	396	14,682	3.44	1,623	1,761	3.37	191
Chipriona	Open Pit	100%	—		—	—		—	—		—	6,355	89.63	18,312
El Barqueño Silver	Open Pit	100%	—		—	—		—	—		—	4,108	127.97	16,901
El Barqueño Gold	Open Pit	100%	—		—	8,115	4.63	1,208	8,115	4.63	1,208	8,200	17.45	4,600
Totals	Totals		11,908	3.20	1,227	36,205	26.73	31,116	48,112	20.91	32,343	32,998	48.41	51,362

COPPER	Mining Method	Ownership	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	Underground	100%	—		—	4,872	0.16	7,582	4,872	0.16	7,582	5,494	0.24	13,248
Akasaba West	Open Pit	100%	—		—	2,141	0.40	8,511	2,141	0.40	8,511	—		—
Upper Beaver	Underground	100%	—		—	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
Chipriona	Open Pit	100%	—		—	—		—	—		—	6,355	0.19	11,787
El Barqueño Gold	Open Pit	100%	—		—	8,115	0.18	14,949	8,115	0.18	14,949	8,200	0.22	18,069
Totals	Totals		—		—	18,764	0.19	36,177	18,764	0.19	36,177	28,736	0.21	60,388

ZINC	Mining Method	Ownership	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	Underground	100%	—		—	4,872	0.97	47,051	4,872	0.97	47,051	5,494	0.63	34,523
Chipriona	Open Pit	100%	—		—	—		—	—		—	6,355	0.79	50,400
Totals	Totals		—		—	4,872	0.97	47,051	4,872	0.97	47,051	11,849	0.72	84,923

Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals.Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for

Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2018 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$per US$1.00	Mexican peso per US$1.00		US$per €1.00
Long-life operations and projects					$1.20	MXP	16.00	$1.15
Short-life operations -Meadowbank mine, Sinter and Creston Mascota (Bravo) satellite operation at Pinos Altos	$1,150	$16.00	$2.50	$1.00	$1.25	MXP	17.00	Not applicable
Upper Canada, Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	2.75	Not applicable	$1.25	Not applicable		Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.37 g/t and 0.38 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

Kirkland Lake project exploration drill hole collar coordinates of selected holes

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUC18-506	5332900	586079	353	165	-45	261
KLUC18-510	5332732	585759	351	345	-46	282
KLUC18-512	5332401	585001	348	155	-45	366
KLUC18-517	5332429	587831	335	342	-54	678
KLUC18-518	5332699	585850	353	345	-46	273
KLUC18-519	5332755	585806	352	342	-50	249
KLUB18-327W4	5337177	591910	319	127	-72	2,034
KLUB18-327W5	5337177	591910	319	127	-72	2,076
KLUB18-328W4	5337074	591948	320	131	-71	1,896
KLUB18-328W5	5337074	591948	320	131	-71	1,968

*Coordinate System NAD 1983 UTM Zone 17N

Meliadine project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Final Length (metres)
M18-2471-W2A	6988842	539674	-276	180	-62	759
M18-2471-W3B	6988788	539673	-368	180	-58	756
M18-2477-W3A	6988806	539100	-340	201	-58	699
M18-2485C-W1	6988788	539499	-265	172	-63	662
M18-2486	6989057	539299	74	186	-80	842
M18-2486-W1	6988966	539316	-288	166	-71	861
M18-2486-W2	6988960	539318	-307	169	-71	876
M18-2501A-W1A	6988834	539090	-155	195	-73	677
M18-2505-W2	6988805	538581	-187	187	-72	674
ML400-9164-F1	6988437	539166	-318	154	3	306
ML400-9164-F2	6988437	539165	-318	164	3	170
ML400-9164-U1	6988437	539165	-318	158	14	201

* Coordinate System UTM NAD83 Z15

Kittila mine exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
ROD18-700F	7537998	2558629	-485	089	-58	771
ROD18-701	7537849	2558624	-464	088	-58	726
ROD18-701B	7537849	2558624	-464	088	-58	750
ROD18-701C	7537849	2558624	-464	088	-58	776
ROU18-623	7538402	2558690	-745	073	-40	288
ROU18-625	7538399	2558691	-744	105	-10	207
ROU18-632	7538510	2558707	-758	082	10	306

* Finnish Coordinate System KKJ Zone 2

Santa Gertrudis project exploration drill hole collar coordinates of selected holes

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE18-132	3384349	551759	1,700	117	-70	171
SGE18-143	3384460	551856	1,699	045	-55	113
SGE18-146	3390285	541987	1,314	220	-65	135
SGE18-150	3390256	542015	1,307	243	-46	80
SGE18-161	3385225	543906	1,278	090	-60	120
SGE18-167	3387458	545989	1,453	055	-75	156
SGE18-169	3388103	545577	1,452	050	-55	111
SGE18-172	3392429	542589	1,308	180	-65	210
SGE18-177	3392245	542990	1,266	180	-60	150
SGE18-183	3389135	543189	1,400	150	-65	250
SGE18-185	3389131	542854	1,349	145	-70	250

*Coordinate System UTM WGS84 12N Zone

La India property exploration drill hole collar coordinates of selected holes

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CHP-18-063	3180382	707158	1,568	220	-45	231
CHP-18-067	3180213	707348	1,570	225	-50	351
CHP-18-068	3181020	706398	1,575	223	-50	243
CHP-18-069	3180721	706856	1,540	225	-48	384
CHP-18-071	3180464	707041	1,524	226	-45	252

*Coordinates are in UTM NAD27 12N

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017(i)	2018	2017(i)
Operating margin(ii) by mine:
Northern Business
LaRonde mine	$58,697	$73,686	$288,379	$299,000
LaRonde Zone 5 mine	5,600	—	8,336	—
Lapa mine	3,868	1,567	11,927	25,786
Goldex mine	19,318	13,532	73,893	68,650
Meadowbank mine	27,985	49,196	111,995	224,661
Canadian Malartic mine(iii)	60,346	56,348	248,765	215,873
Kittila mine	22,516	23,245	80,252	100,489
Southern Business
Pinos Altos mine	36,582	36,563	132,493	149,179
Creston Mascota mine	4,794	9,144	17,403	32,308
La India mine	13,643	14,284	57,423	68,816
Total operating margin(ii)	253,349	277,565	1,030,866	1,184,762
Impairment loss	389,693	—	389,693	—
Amortization of property, plant and mine development	137,235	129,478	553,933	508,739
Exploration, corporate and other	113,694	81,872	346,292	336,734
Income (loss) before income and mining taxes	(387,273)	66,215	(259,052)	339,289
Income and mining taxes	6,383	28,715	67,649	98,494
Net income (loss) for the period	$(393,656)	$37,500	$(326,701)	$240,795
Net income (loss) per share — basic (US$)	$(1.68)	$0.16	$(1.40)	$1.05
Net income (loss) per share — diluted (US$)	$(1.67)	$0.16	$(1.40)	$1.04

Cash flows:
Cash provided by operating activities	$140,284	$166,930	$605,650	$767,557
Cash used in investing activities	$(336,376)	$(377,304)	$(1,204,368)	$(1,000,052)
Cash (used in) provided by financing activities	$(18,099)	$(10,101)	$274,099	$329,167

Realized prices (US$):
Gold (per ounce)	$1,235	$1,279	$1,266	$1,261
Silver (per ounce)	$14.53	$16.72	$15.51	$17.07
Zinc (per tonne)	$2,568	$3,215	$3,034	$2,829
Copper (per tonne)	$6,126	$6,806	$6,543	$6,345

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	81,022	92,523	343,686	348,870
LaRonde Zone 5 mine	10,196	—	18,620	515
Lapa mine	7,307	203	34,026	48,613
Goldex mine	31,508	27,033	121,167	118,947
Meadowbank mine	59,664	85,046	248,997	352,526
Canadian Malartic mine(iii)	84,732	80,743	348,600	316,731
Kittila mine	49,353	47,746	188,979	196,938
Southern Business
Pinos Altos mine	49,170	40,406	181,057	180,859
Creston Mascota mine	11,452	14,012	40,180	48,384
La India mine	26,308	25,500	101,357	101,150
Total gold (ounces)	410,712	413,212	1,626,669	1,713,533

Silver (thousands of ounces):
Northern Business
LaRonde mine	205	360	1,040	1,254
LaRonde Zone 5 mine	1	—	2	—
Lapa mine	1	—	2	3
Goldex mine	—	—	1	1
Meadowbank mine	28	67	171	275
Canadian Malartic mine(iii)	104	88	437	341
Kittila mine	4	3	13	13
Southern Business
Pinos Altos mine	631	612	2,368	2,535
Creston Mascota mine	83	84	310	281
La India mine	54	51	180	313
Total silver (thousands of ounces)	1,111	1,265	4,524	5,016

Zinc (tonnes)	3,168	2,010	7,864	6,510
Copper (tonnes)	914	1,266	4,193	4,501

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	81,831	91,795	364,816	353,440
LaRonde Zone 5 mine	9,631	—	17,469	—
Lapa mine	11,640	2,808	31,874	50,928
Goldex mine	31,748	27,797	120,621	119,200
Meadowbank mine	58,610	80,990	253,014	353,506
Canadian Malartic mine(iii)(v)	84,352	83,750	330,620	299,030
Kittila mine	47,993	48,079	187,871	197,702
Southern Business
Pinos Altos mine	50,717	44,350	185,444	173,026
Creston Mascota mine	10,409	13,448	39,592	47,251
La India mine	25,067	23,979	98,464	99,691
Total gold (ounces)	411,998	416,996	1,629,785	1,693,774

Silver (thousands of ounces):
Northern Business
LaRonde mine	207	348	1,043	1,251
LaRonde Zone 5 mine	—	—	1	—
Lapa mine	1	1	2	7
Goldex mine	1	—	2	1
Meadowbank mine	26	85	170	275
Canadian Malartic mine(iii)(v)	90	90	394	329
Kittila mine	4	2	13	11
Southern Business
Pinos Altos mine	644	655	2,442	2,397
Creston Mascota mine	75	82	301	265
La India mine	51	50	176	316
Total silver (thousands of ounces):	1,099	1,313	4,544	4,852

Zinc (tonnes)	1,896	1,221	8,523	6,316
Copper (tonnes)	926	1,328	4,195	4,599

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017

Total cash costs per ounce of gold produced — co-product basis (US$)(vi):
Northern Business
LaRonde mine	$649	$615	$634	$607
LaRonde Zone 5 mine(vii)	642	—	733	—
Lapa mine(viii)	715	—	873	757
Goldex mine(ix)	624	719	646	611
Meadowbank mine	740	670	825	628
Canadian Malartic mine(iii)	581	648	579	594
Kittila mine	788	797	854	754
Southern Business
Pinos Altos mine	707	730	749	634
Creston Mascota mine	844	689	961	669
La India mine	724	711	712	634
Weighted average total cash costs per ounce of gold produced	$681	$680	$710	$637

Total cash costs per ounce of gold produced — by-product basis (US$)(vi):
Northern Business
LaRonde mine	$441	$386	$445	$406
LaRonde Zone 5 mine (vii)	641	—	732	—
Lapa mine (viii)	713	—	872	755
Goldex mine (ix)	624	719	646	610
Meadowbank mine	734	653	814	614
Canadian Malartic mine (iii)	562	628	559	576
Kittila mine	787	796	853	753
Southern Business
Pinos Altos mine	518	485	548	395
Creston Mascota mine	736	591	841	575
La India mine	694	678	685	580
Weighted average total cash costs per ounce of gold produced	$608	$592	$637	$558

Notes:

(i) In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

(ii) Operating margin is calculated as revenues from mining operations less production costs.

(iii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iv) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty in favour of Osisko Gold Royalties Ltd.

(vi) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income  for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vii) The LaRonde Zone 5 mine’s per ounce of gold production calculations for the year ended December 31, 2017 exclude 515 ounces of payable gold production and the associated costs which were produced prior to the achievement of commercial production on June 1, 2018.

(viii) The Lapa mine’s per ounce of gold production calculations for the year ended December 31, 2017 exclude 203 ounces of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(ix) The Goldex mine’s per ounce of gold production calculations for the year ended December 31, 2017 exclude 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	December 31,	December 31,
	2018	2017(i)
ASSETS
Current assets:
Cash and cash equivalents	$301,826	$632,978
Short-term investments	6,080	10,919
Trade receivables	10,055	12,000
Inventories	494,150	500,976
Income taxes recoverable	17,805	13,598
Equity securities	76,532	122,775
Fair value of derivative financial instruments	180	17,240
Other current assets	165,824	151,048
Total current assets	1,072,452	1,461,534
Non-current assets:
Goodwill	407,792	696,809
Property, plant and mine development	6,234,302	5,626,552
Other assets	138,297	80,706
Total assets	$7,852,843	$7,865,601

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$310,597	$290,722
Reclamation provision	5,411	10,038
Interest payable	16,531	12,894
Income taxes payable	18,671	16,755
Finance lease obligations	1,914	3,412
Fair value of derivative financial instruments	8,325	—
Total current liabilities	361,449	333,821
Non-current liabilities:
Long-term debt	1,721,308	1,371,851
Reclamation provision	380,747	345,268
Deferred income and mining tax liabilities	796,708	827,341
Other liabilities	42,619	40,329
Total liabilities	3,302,831	2,918,610

EQUITY
Common shares:
Outstanding — 235,025,507 common shares issued, less 566,910 shares held in trust	5,362,169	5,288,432
Stock options	197,597	186,754
Contributed surplus	37,254	37,254
Deficit	(988,913)	(598,889)
Other reserves	(58,095)	33,440
Total equity	4,550,012	4,946,991
Total liabilities and equity	$7,852,843	$7,865,601

Note:

(i)In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017(i)	2018	2017(i)
REVENUES
Revenues from mining operations	$537,821	$565,254	$2,191,221	$2,242,604

COSTS, EXPENSES AND OTHER INCOME
Production(ii)	284,472	287,689	1,160,355	1,057,842
Exploration and corporate development	27,572	31,708	137,670	141,450
Amortization of property, plant and mine development	137,235	129,478	553,933	508,739
General and administrative	31,361	28,570	124,873	115,064
Impairment loss on equity securities	—	1,286	—	8,532
Finance costs	25,544	21,092	96,567	78,931
Loss (gain) on derivative financial instruments	11,074	(2,691)	6,065	(17,898)
Environmental remediation	14,167	893	14,420	1,219
Impairment loss	389,693	—	389,693	—
Foreign currency translation loss	2,657	5,492	1,991	13,313
Other expenses (income)	1,319	(4,478)	(35,294)	(3,877)
Income (loss) before income and mining taxes	(387,273)	66,215	(259,052)	339,289
Income and mining taxes expense	6,383	28,715	67,649	98,494
Net income (loss) for the period	$(393,656)	$37,500	$(326,701)	$240,795

Net income (loss) per share - basic	$(1.68)	$0.16	$(1.40)	$1.05
Net income (loss) per share - diluted	$(1.68)	$0.16	$(1.40)	$1.04

Weighted average number of common shares outstanding (in thousands):
Basic	234,096	231,916	233,251	230,252
Diluted	234,096	234,065	233,251	232,461

Notes:

(i)In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

(ii)Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017(i)	2018	2017(i)
OPERATING ACTIVITIES
Net income (loss) for the period	$(393,656)	$37,500	$(326,701)	$240,795
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	137,235	129,478	553,933	508,739
Deferred income and mining taxes	(22,089)	16,589	(30,961)	10,855
Stock-based compensation	11,870	9,417	50,658	43,674
Impairment loss on equity securities	—	1,286	—	8,532
Impairment loss	389,693	—	389,693	—
Foreign currency translation loss	2,657	5,492	1,991	13,313
Other	26,903	11,828	11,610	18,286
Adjustment for settlement of reclamation provision	(2,170)	(2,085)	(4,685)	(4,824)
Changes in non-cash working capital balances:
Trade receivables	(1,429)	(4,256)	1,945	(3,815)
Income taxes	25,359	(16,901)	(2,291)	(31,913)
Inventories	(13,418)	7,750	(52,316)	(64,889)
Other current assets	38,994	26,163	(18,326)	(13,722)
Accounts payable and accrued liabilities	(44,218)	(44,033)	29,034	44,694
Interest payable	(15,447)	(11,298)	2,066	(2,168)
Cash provided by operating activities	140,284	166,930	605,650	767,557

INVESTING ACTIVITIES
Additions to property, plant and mine development	(342,183)	(296,277)	(1,089,100)	(874,153)
Acquisition	—	(71,989)	(162,479)	(71,989)
Net proceeds from sale of property, plant and mine development	163	—	35,246	—
Net sales (purchases) of short-term investments	7,103	(737)	4,839	(2,495)
Net proceeds from sale of equity securities	1,073	—	17,499	333
Purchases of equity securities	(2,510)	(8,299)	(11,163)	(51,724)
(Increase) decrease in restricted cash	(22)	(2)	790	(24)
Cash used in investing activities	(336,376)	(377,304)	(1,204,368)	(1,000,052)

FINANCING ACTIVITIES
Dividends paid	(20,821)	(20,285)	(83,961)	(76,075)
Repayment of finance lease obligations	(820)	(914)	(3,382)	(5,252)
Proceeds from long-term debt	50,000	—	300,000	280,000
Repayment of long-term debt	(50,000)	—	(300,000)	(410,412)
Notes issuance	—	—	350,000	300,000
Long-term debt financing	(930)	(1,220)	(3,215)	(3,505)
Repurchase of common shares for stock-based compensation plans	(3,559)	(25)	(30,062)	(24,684)
Proceeds on exercise of stock options	4,748	9,452	30,962	44,199
Common shares issued	3,283	2,891	13,757	224,896
Cash (used in) provided by financing activities	(18,099)	(10,101)	274,099	329,167
Effect of exchange rate changes on cash and cash equivalents	(4,238)	(2,013)	(6,533)	(3,668)
Net (decrease) increase in cash and cash equivalents during the period	(218,429)	(222,488)	(331,152)	93,004
Cash and cash equivalents, beginning of period	520,255	855,466	632,978	539,974
Cash and cash equivalents, end of period	$301,826	$632,978	$301,826	$632,978

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$42,743	$33,814	$91,079	$78,885
Income and mining taxes paid	$9,615	$31,322	$106,568	$127,915

Note:

(i)In accordance with the adoption of IFRS 9 on January 1, 2018, the Company has restated comparative information where required.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Total Production Costs by Mine	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
(thousands of United States dollars)
LaRonde mine	$53,931	$54,756	$228,294	$185,488
LaRonde Zone 5 mine	6,326	—	12,991	—
Lapa mine	10,541	2,073	27,870	38,786
Goldex mine	19,707	21,785	78,533	71,015
Meadowbank mine	44,330	55,505	211,147	224,364
Canadian Malartic mine(i)	51,148	58,295	199,761	188,568
Kittila mine	36,415	38,146	157,032	148,272
Pinos Altos mine	35,206	30,752	138,362	108,726
Creston Mascota mine	9,066	9,315	37,270	31,490
La India mine	17,802	17,062	69,095	61,133
Production costs per the consolidated statement of income	$284,472	$287,689	$1,160,355	$1,057,842

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		81,022		92,523		343,686		348,870

Production costs	$53,931	$666	$54,756	$592	$228,294	$664	$185,488	$532
Inventory and other adjustments(iv)	(1,332)	(17)	2,105	23	(10,475)	(30)	26,246	75
Cash operating costs (co-product basis)	$52,599	$649	$56,861	$615	$217,819	$634	$211,734	$607
By-product metal revenues	(16,890)	(208)	(21,106)	(229)	(64,973)	(189)	(70,054)	(201)
Cash operating costs (by-product basis)	$35,709	$441	$35,755	$386	$152,846	$445	$141,680	$406

LaRonde Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2018				December 31, 2017				December 31, 2018				December 31, 2017
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			515				585				2,108				2,246

Production costs		$53,931		$105		$54,756		$94		$228,294		$108		$185,488		$83
Production costs (C$)	C$	70,291	C$	136	C$	68,535	C$	117	C$	293,094	C$	139	C$	243,638	C$	108
Inventory and other adjustments (C$)(v)	(10,206)		(19)		(3,953)		(7)		(41,568)		(20)		(1,107)		—
Minesite operating costs (C$)	C$	60,085	C$	117	C$	64,582	C$	110	C$	251,526	C$	119	C$	242,531	C$	108

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii) (vi)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		10,196		—		18,620		—

Production costs	$6,326	$620	$—	$—	$12,991	$698	$—	$—
Inventory and other adjustments(iv)	224	22	—	—	656	35	—	—
Cash operating costs (co-product basis)	$6,550	$642	$—	$—	$13,647	$733	$—	$—
By-product metal revenues	(14)	(1)	—	—	(21)	(1)	—	—
Cash operating costs (by-product basis)	$6,536	$641	$—	$—	$13,626	$732	$—	$—

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii) (vii)	December 31, 2018				December 31, 2017				December 31, 2018				December 31, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			115				—				225				—

Production costs		$6,326		$55		$—		$—		$12,991		$58		$—		$—
Production costs (C$)	C$	8,346	C$	73	C$	—	C$	—	C$	17,028	C$	76	C$	—	C$	—
Inventory and other adjustments (C$)(v)	270		2		—		—		945		4		—		—
Minesite operating costs (C$)	C$	8,616	C$	75	C$	—	C$	—	C$	17,973	C$	80	C$	—	C$	—

Lapa Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(viii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		7,307		—		34,026		48,410

Production costs	$10,541	$1,443	$2,073	$—	$27,870	$819	$38,786	$801
Inventory and other adjustments(iv)	(5,317)	(728)	(2,060)	—	1,843	54	(2,143)	(44)
Cash operating costs (co-product basis)	$5,224	$715	$13	$—	$29,713	$873	$36,643	$757
By-product metal revenues	(13)	(2)	(13)	—	(26)	(1)	(112)	(2)
Cash operating costs (by-product basis)	$5,211	$713	$—	$—	$29,687	$872	$36,531	$755

Lapa Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2018				December 31, 2017				December 31, 2018				December 31, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			69				—				311				398

Production costs		$10,541		$153		$2,073		$—		$27,870		$90		$38,786		$97
Production costs (C$)	C$	13,688	C$	198	C$	2,639	C$	—	C$	35,854	C$	115	C$	50,976	C$	128
Inventory and other adjustments (C$)(v)	(6,827)		(99)		(2,639)		—		2,369		8		(3,166)		(8)
Minesite operating costs (C$)	C$	6,861	C$	99	C$	—	C$	—	C$	38,223	C$	123	C$	47,810	C$	120

Goldex Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(ix)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		31,508		27,033		121,167		110,906

Production costs	$19,707	$625	$21,785	$806	$78,533	$648	$71,015	$640
Inventory and other adjustments(iv)	(56)	(1)	(2,349)	(87)	(219)	(2)	(3,289)	(29)
Cash operating costs (co-product basis)	$19,651	$624	$19,436	$719	$78,314	$646	$67,726	$611
By-product metal revenues	(6)	—	(3)	—	(25)	—	(24)	(1)
Cash operating costs (by-product basis)	$19,645	$624	$19,433	$719	$78,289	$646	$67,702	$610

Goldex Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)(x)	December 31, 2018				December 31, 2017				December 31, 2018				December 31, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			711				593				2,625				2,396

Production costs		$19,707		$28		$21,785		$37		$78,533		$30		$71,015		$30
Production costs (C$)	C$	26,075	C$	37	C$	27,642	C$	47	C$	101,787	C$	39	C$	91,998	C$	38
Inventory and other adjustments (C$)(v)	(181)		(1)		(2,147)		(4)		44		—		(2,404)		(1)
Minesite operating costs (C$)	C$	25,894	C$	36	C$	25,495	C$	43	C$	101,831	C$	39	C$	89,594	C$	37

Meadowbank Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		59,664		85,046		248,997		352,526

Production costs	$44,330	$743	$55,505	$653	$211,147	$848	$224,364	$636
Inventory and other adjustments(iv)	(177)	(3)	1,495	17	(5,769)	(23)	(3,127)	(8)
Cash operating costs (co-product basis)	$44,153	$740	$57,000	$670	$205,378	$825	$221,237	$628
By-product metal revenues	(371)	(6)	(1,430)	(17)	(2,685)	(11)	(4,714)	(14)
Cash operating costs (by-product basis)	$43,782	$734	$55,570	$653	$202,693	$814	$216,523	$614

Meadowbank Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2018				December 31, 2017				December 31, 2018				December 31, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			700				992				3,262				3,853

Production costs		$44,330		$63		$55,505		$56		$211,147		$65		$224,364		$58
Production costs (C$)	C$	57,511	C$	82	C$	71,048	C$	72	C$	272,140	C$	83	C$	292,216	C$	76
Inventory and other adjustments (C$)(v)	676		1		4,397		4		(4,477)		(1)		1,512		—
Minesite operating costs (C$)	C$	58,187	C$	83	C$	75,445	C$	76	C$	267,663	C$	82	C$	293,728	C$	76

Canadian Malartic Mine(i)	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		84,732		80,743		348,600		316,731

Production costs	$51,148	$604	$58,296	$722	$199,761	$573	$188,568	$595
Inventory and other adjustments(iv)	(1,899)	(23)	(6,010)	(74)	1,947	6	(497)	(1)
Cash operating costs (co-product basis)	$49,249	$581	$52,286	$648	$201,708	$579	$188,071	$594
By-product metal revenues	(1,608)	(19)	(1,593)	(20)	(6,806)	(20)	(5,759)	(18)
Cash operating costs (by-product basis)	$47,641	$562	$50,693	$628	$194,902	$559	$182,312	$576

Canadian Malartic Mine(i)	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2018				December 31, 2017				December 31, 2018				December 31, 2017
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,542				2,615				10,242				10,179

Production costs		$51,148		$20		$58,296		$22		$199,761		$20		$188,568		$19
Production costs (C$)	C$	67,097	C$	26	C$	73,736	C$	28	C$	258,291	C$	25	C$	243,903	C$	24
Inventory and other adjustments (C$)(v)	(2,240)		(1)		(9,225)		(3)		2,972		—		(3,567)		—
Minesite operating costs (C$)	C$	64,857	C$	25	C$	64,511	C$	25	C$	261,263	C$	25	C$	240,336	C$	24

Kittila Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		49,353		47,746		188,979		196,938

Production costs	$36,415	$738	$38,146	$799	$157,032	$831	$148,272	$753
Inventory and other adjustments(iv)	2,464	50	(109)	(2)	4,374	23	213	1
Cash operating costs (co-product basis)	$38,879	$788	$38,037	$797	$161,406	$854	$148,485	$754
By-product metal revenues	(32)	(1)	(39)	(1)	(186)	(1)	(192)	(1)
Cash operating costs (by-product basis)	$38,847	$787	$37,998	$796	$161,220	$853	$148,293	$753

Kittila Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		462		394		1,827		1,685

Production costs	$36,415	$79	$38,146	$97	$157,032	$86	$148,272	$88
Production costs (€)	€32,337	€70	€32,525	€83	€133,817	€73	€131,111	€78
Inventory and other adjustments (€)(v)	1,590	3	(144)	(1)	2,545	2	(79)	—
Minesite operating costs (€)	€33,927	€73	€32,381	€82	€136,362	€75	€131,032	€78

Pinos Altos Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		49,170		40,406		181,057		180,859

Production costs	$35,206	$716	$30,752	$761	$138,362	$764	$108,726	$601
Inventory and other adjustments(iv)	(432)	(9)	(1,263)	(31)	(2,767)	(15)	5,926	33
Cash operating costs (co-product basis)	$34,774	$707	$29,489	$730	$135,595	$749	$114,652	$634
By-product metal revenues	(9,282)	(189)	(9,874)	(245)	(36,301)	(201)	(43,169)	(239)
Cash operating costs (by-product basis)	$25,492	$518	$19,615	$485	$99,294	$548	$71,483	$395

Pinos Altos Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		588		548		2,218		2,308

Production costs	$35,206	$60	$30,752	$56	$138,362	$62	$108,726	$47
Inventory and other adjustments(v)	(486)	(1)	(991)	(2)	(3,061)	(1)	6,065	3
Minesite operating costs	$34,720	$59	$29,761	$54	$135,301	$61	$114,791	$50

Creston Mascota Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		11,452		14,012		40,180		48,384

Production costs	$9,066	$792	$9,315	$665	$37,270	$928	$31,490	$651
Inventory and other adjustments(iv)	596	52	339	24	1,326	33	862	18
Cash operating costs (co-product basis)	$9,662	$844	$9,654	$689	$38,596	$961	$32,352	$669
By-product metal revenues	(1,237)	(108)	(1,368)	(98)	(4,818)	(120)	(4,535)	(94)
Cash operating costs (by-product basis)	$8,425	$736	$8,286	$591	$33,778	$841	$27,817	$575

Creston Mascota Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		383		558		1,422		2,196

Production costs	$9,066	$24	$9,315	$17	$37,270	$26	$31,490	$14
Inventory and other adjustments(v)	481	1	254	—	853	1	559	1
Minesite operating costs	$9,547	$25	$9,569	$17	$38,123	$27	$32,049	$15

La India Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		26,308		25,500		101,357		101,150

Production costs	$17,802	$677	$17,062	$669	$69,095	$682	$61,133	$604
Inventory and other adjustments(iv)	1,242	47	1,057	42	3,084	30	2,958	30
Cash operating costs (co-product basis)	$19,044	$724	$18,119	$711	$72,179	$712	$64,091	$634
By-product metal revenues	(795)	(30)	(823)	(33)	(2,777)	(27)	(5,392)	(54)
Cash operating costs (by-product basis)	$18,249	$694	$17,296	$678	$69,402	$685	$58,699	$580

La India Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,451		1,692		6,128		5,965

Production costs	$17,802	$12	$17,062	$10	$69,095	$11	$61,133	$10
Inventory and other adjustments(v)	980	1	766	1	2,109	1	1,545	1
Minesite operating costs	$18,782	$13	$17,828	$11	$71,204	$12	$62,678	$11

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The LaRonde Zone 5 mine’s per ounce of gold production calculations for the year ended December 31, 2017 exclude 515 ounces of payable gold production and the associated costs which were produced prior to the achievement of commercial production on June 1, 2018.

(vii) The LaRonde Zone 5 mine’s per tonne calculations for the year ended December 31, 2017 exclude 7,709 tonnes and the associated costs which were processed prior to the achievement of commercial production on June 1, 2018.

(viii) The Lapa mine’s per ounce of gold production calculations for the year ended December 31, 2017 exclude 203 ounces of payable gold production as a result of the Lapa mill being placed on temporary maintenance.

(ix) The Goldex mine’s per ounce of gold production calculations for the year ended December 31, 2017 exclude 8,041 ounces of payable gold production and the associated costs related to the Deep 1 Zone which were produced prior to the achievement of commercial production.

(x) The Goldex mine’s per tonne calculations for the year ended December 31, 2017 exclude 175,514 tonnes processed and the associated costs related to the Deep 1 Zone which were processed prior to the achievement of commercial production.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2017
Production costs per the consolidated statements of income and comprehensive income (thousands of United States dollars)	$284,472	$287,689	$1,160,355	$1,057,842
Adjusted gold production (ounces)(i) (ii)	410,712	413,009	1,626,669	1,704,774
Production costs per ounce of adjusted gold production(i) (ii)	$693	$697	$713	$621
Adjustments:
Inventory and other adjustments(iii)	(12)	(17)	(3)	16
Total cash costs per ounce of gold produced (co-product basis)(iv)	$681	$680	$710	$637
By-product metal revenues	(73)	(88)	(73)	(79)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$608	$592	$637	$558
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	164	241	159	176
General and administrative expenses (including stock options)	76	69	77	67
Non-cash reclamation provision and other	4	3	4	3
All-in sustaining costs per ounce of gold produced (by-product basis)	$852	$905	$877	$804
By-product metal revenues	73	88	73	79
All-in sustaining costs per ounce of gold produced (co-product basis)	$925	$993	$950	$883

Notes:

(i) Adjusted gold production for the year ended December 31, 2017 excludes 8,041 ounces of payable gold production at the Goldex mine’s Deep 1 Zone which were produced prior to the achievement of commercial production.

(ii) Adjusted gold production for the year ended December 31, 2017 excludes 203 ounces of payable gold production at the Lapa mine as a result of the mill being placed on temporary maintenance.

(iii) Adjusted gold production for the year ended December 31, 2017 excludes 515 ounces of payable gold production  at the LaRonde Zone 5 mine which were produced prior to the achievement of commercial production on June 1, 2018.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.